Exhibit 99.2

ACQUISITION AGREEMENT

Among

DALU S.À R.L.

and

EXCELLON RESOURCES INC.

Dated as of January 8, 2023

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TABLE OF CONTENTS

(continued)

Schedules:

Schedule A	Form of Investor Rights Agreement
Schedule B	Intentionally Deleted
Schedule C	Form of Title Opinion
Schedule D	Company Material Property
Schedule E	Company Payables Framework
Schedule F	Guarantee
Schedule 3.1	Seller’s Representations and Warranties
Schedule 3.2	Buyer’s Representations and Warranties

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ACQUISITION AGREEMENT

THIS AGREEMENT (this “Agreement”) is made and entered into as of January 8, 2023

AMONG

DALU S.À R.L., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at [Redacted – Personal Information] and registered with the Register of Commerce and Companies (Registre de Commerce et des Sociétés) under number B199807 (the “Seller”);

AND

EXCELLON RESOURCES INC., a corporation existing under the laws of Ontario (the “Buyer”).

RECITALS

A.	The Seller owns 1,177,011,366 common shares (collectively with any common shares acquired by the Seller after the date of this Agreement, the “Purchased Shares”) in the capital of Minera La Negra, S.A de C.V., a company existing under the laws of the Mexico (the “Company”).

B.	The Company is indebted to the Seller pursuant to the Intercompany Indebtedness (as defined below) in the amount of US$16,409,056.

C.	The Seller and the Buyer desire to enter into a transaction in which, among other things, the Seller shall sell and the Buyer shall purchase, all of the Seller’s right, title and interest in the Purchased Shares all on the terms and conditions stated in this Agreement.

D.	Concurrently with the sale of the Purchased Shares as contemplated hereunder, in accordance with the provisions of the Transfer Agreement (as defined below), the M Grupo JV Arrangements (as defined below) will be terminated in exchange for consideration payable by the Buyer as provided for in the Transfer Agreement.

E.	Certain shareholders and the directors and senior officers of the Buyer have entered into voting support agreements in respect of the Transaction on the date hereof.

AGREEMENTS

In consideration of the mutual covenants in this Agreement, the Seller and the Buyer agree as follows:

Article 1
CERTAIN DEFINITIONS

1.1	Definitions.

As used in this Agreement and in the schedules hereto, the following terms, whether in singular or plural forms, shall have the following meanings:

“Additional Private Placement” means a private placement of Buyer Shares for aggregate gross proceeds of up to C$4 million.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person, with “control” for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise.

“Aggregate Purchase Price” means, collectively, (i) the Purchase Price and (ii) the M Grupo Purchase Price.

“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act, the Mexican Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws, whether within Canada, the United States, Mexico or, to the extent applicable to any Party or its subsidiaries, elsewhere, including any regulations, guidelines or orders thereunder.

“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada), the United Kingdom Bribery Act 2010 and the United States Foreign Corrupt Practices Act of 1977, the Mexican Ley General del Sistema Nacional Anticorrupción, the Mexican Ley General de Responsabilidades Administrativas and the Mexican Federal Criminal Code and all other laws, rules, and regulations of any jurisdiction applicable to any Party or its subsidiaries from time to time concerning or relating to bribery or corruption.

“Applicable Laws” means all laws, by-laws, statutes, rules, regulations, principles of law and equity (including common law), treaties, Orders, ordinances, certificates, directives, legally enforceable guidelines, standards and policies, and other similar requirements, whether domestic or foreign, and the terms and conditions of any permit, in each case, of any Governmental Authority.

“Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in New York City, Toronto or Mexico City are required or authorized to be closed.

“Buyer” has the meaning given in the recitals to this Agreement.

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“Buyer Disclosure Letter” means the Buyer disclosure letter dated the date hereof executed by the Buyer and delivered to the Seller in connection with the execution of this Agreement.

“Buyer Financial Statements” means: the consolidated audited financial statements of the Buyer for the years ended December 31, 2021, 2020 and 2019 and the unaudited interim consolidated financial statements of the Buyer for the three and nine months ended September 30, 2022, together with the notes thereto.

“Buyer Fundamental Representations” means the representations and warranties of the Buyer in Sections 1, 2 and 3 of Schedule 3.2.

“Buyer Group” means the Buyer and the Buyer Subsidiaries.

“Buyer Material Adverse Effect” means any change, effect, event, occurrence or condition that, individually or together with any other changes, effects, events, occurrences or conditions, is or would reasonably be expected to (a) be material and adverse to the Buyer, or (b) materially impede the completion of the Transactions, except that none of the following shall (i) constitute a “Buyer Material Adverse Effect”, (ii) be considered in determining whether there has been a “Buyer Material Adverse Effect”, or (iii) be considered in determining whether there has been a breach of a representation, warranty, covenant or agreement that is qualified by the term “Buyer Material Adverse Effect”: (A) any change, effect, event, occurrence or condition generally affecting the mining industry; (B) any change, effect, event, occurrence or condition in or relating to general political, economic or financial or market conditions generally (including the state of the securities, credit, banking, capital or commodity markets in general including any reduction in market indices), including in Canada, the United States or Mexico; (C) any adoption, implementation, change or proposed change in or relating to, IFRS or regulatory accounting requirements; (D) any adoption, implementation, change or proposed change in Applicable Laws or any change or proposed change in interpretation, application or non-application thereof by any Governmental Authority; (E) any change in the price of commodity prices; (F) any change relating to the rate at which any currency can be exchanged for any other currency; or (G) any action (or the effects of any action) taken (or omitted to be taken) upon the request or instruction of, or with the consent of, the Seller or actions that are taken (or omitted to be taken), consistent with the terms hereof that are necessary to consummate the Transactions and the Private Placement Financing; provided, however, that such change, effect, event, occurrence or condition referred to in clauses (A) to (F) above does not have a disproportionate effect on the Buyer compared to other companies of similar size operating in the mining industry.

“Buyer Material Contract” means (i) any such contract, agreement, obligation, commitment or borrowing or series of contracts, agreements, obligations, commitments or borrowings which has a value, or relates to an obligation or debt or requires payment for goods or services by any party, equal, individually or in the aggregate, to or in excess of US$500,000; (ii) any contract which, if terminated or modified or if it ceased to be in effect, would result in a Buyer Material Adverse Effect; (iii) any contract that relates to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise); (iv) any contract that materially limits or restricts a member of the Buyer Group from engaging in any line of business, in any geographic area or with any other Person, or from engaging in any merger, consolidation or other business combination; (v) any contract that provides for the assumption of any material liability of any member of the Buyer Group; (vi) any contract that is an interest rate, currency, equity or commodity swap, hedge, derivative, forward sales contract or similar financial instrument that is material to the Buyer Group taken as a whole; (vii) any contract that evidences ownership of the Buyer Material Property, including the Buyer Mining Rights; (viii) any material Permit or a material surface right in respect of the Buyer Material Property, including the Buyer Surface Agreements; (ix) any contract that is a material agreement with a Governmental Authority or an agreement with an Indigenous Group in respect of the Buyer Material Property; or (x) any contract that relates to a relationship between the Buyer Group and any union in respect of the Buyer Material Property.

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“Buyer Material Property” means, as of the date of this Agreement, the property and mine known as the Platosa mine located in Durango Province, Mexico, as described in more detail in the Buyer Technical Report.

“Buyer Meeting” means the special meeting of the Buyer Shareholders to approve, among other things, the Buyer Shareholders’ Resolutions.

“Buyer Mining Rights” means all of the mining rights, including any mining claim, mining concession, application for mining concession, mining lease, option agreement and mining right, agreements and/or authorizations, including the Buyer Surface Agreements, and all water rights required for the operation of the Buyer Material Property.

“Buyer Shareholders” means holders of the Buyer Shares.

“Buyer Shareholders’ Resolutions” means the resolutions of the Buyer Shareholders that are to be passed at the Buyer Meeting approving the Transactions.

“Buyer Sales Tax” means all sales, use, services, harmonized sales, gross receipts, retail sales or similar taxes (including GST/HST and/or provincial sales tax) imposed by any Governmental Authority on the Buyer.

“Buyer Shares” means the common shares in the capital of Buyer, as constituted from time to time.

“Buyer Subsidiaries” means Excellon Holdings Inc.; Excellon Idaho Gold Inc.; Excellon New Mining Projects, S.A. de C.V.; Excellon Resources (Bahamas) Ltd.; Excellon Resources Investments (Barbados) Inc.; Excellon Servicios, S.A. de C.V.; Lateegra Gold Corp.; Minera Excellon Mexico, S.A. de C.V.; Otis Gold Corp.; Prestadora De Servicios Miguel Auza, S.A. de C.V.; San Pedro Resources S.A. de C.V.; Saxony Silver Corp.; Saxony Silver Exploration – SSE GmbH; Servicios Minerosd San Pedro, S.A. de C.V.; and Silver Eagle Mines Inc.

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“Buyer Surface Agreements” means the agreements and/or authorizations required to access and use the surface where the Buyer Material Property is located, including leases and temporary occupation rights.

“Buyer Technical Report” means the technical report entitled “Technical Report for the Platosa Polymetallic (Silver, Lead and Zinc) Mine, Mexico” prepared by SRK Consulting (Canada) Inc. and dated June 17, 2021.

“Buyer Warrants” means the warrants issued as part of the Debenture offering pursuant to a Warrant Indenture between the Buyer and TSX Trust Company dated July 30, 2020, with an exercise price of C$5.75 and expiry date of July 30, 2023, as more particularly described in the Public Disclosure Documents.

“Circular” means the management information circular of the Buyer to be sent to the Buyer Shareholders in connection with the Buyer Meeting and to be prepared in accordance with Applicable Laws and the requirements of the TSX.

“Claims” means any and all debts, costs, expenses, liabilities, obligations, losses and damages, penalties, proceedings, actions, suits, assessments, reassessments or claims of whatsoever nature or kind including regulatory or administrative (whether or not under common law, on the basis of contract, negligence, strict or absolute liability or liability in tort, or arising out of requirements of Applicable Laws), imposed on, incurred by, suffered by, or asserted against any Person or any property, absolute or contingent, and, except as otherwise expressly provided herein, includes all reasonable out-of-pocket costs, disbursements and expenses paid or incurred by such Person in defending any action.

“Closing” has the meaning given in Section 6.1.

“Closing Date” means the day which is five Business Days after the day on which the conditions set forth in Sections 5.1, 5.2 and 5.3 have been satisfied or waived (other than conditions that, by their terms, are to be satisfied at the Closing), or at such other date as the Buyer and the Seller may mutually agree in writing.

“Closing Date Consideration Shares” has the meaning given thereto in Section 2.2(a)(i).

“Closing Date Subscription Price” means the lower of (A) C$0.48 or (B) if, any Debentures are converted into Buyer Shares on or prior to Closing, the conversion price of such Buyer Shares.

“Commencement of Production” the first date after the restart of the mine on which (i) the associated plant on the Company Material Property has been completed and the production of saleable concentrate over a 90-day period was on average over that 90-day period 75% of daily nameplate capacity (as specified in the Transaction Technical Report); or (ii) the production of an equivalent amount of saleable concentrate was otherwise produced from minerals from the mine on the Company Material Property over a 90-day period that was equivalent to 75% of the daily nameplate capacity on average over that 90-day period (as specified in the Transaction Technical Report).

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“Company” has the meaning given thereto in the recitals.

“Company Closing Payables” means the Company Payables set forth in Section 1 of Schedule E that are to be paid in full prior to the Closing Date.

“Company Existing Insurance Policies” means all material insurance policies of the Company or with respect to which the Company is a named insured or otherwise the beneficiary of coverage.

“Company Financial Statements” means: (i) the annual audited combined financial statements relating to the Company for the fiscal years ended December 31, 2021, 2020 and 2019, prepared in accordance with IFRS (as adopted by the IASB) and audited using International Accounting Standards; and (ii) interim unaudited financial statements for the three and nine month periods ended September 30, 2022 prepared in accordance with IFRS.

“Company Material Contract” means (i) any such contract, agreement, obligation, commitment or borrowing or series of contracts, agreements, obligations, commitments or borrowings which has a value, or relates to an obligation or debt or requires payment for goods or services by any party, equal, individually or in the aggregate, to or in excess of [Redacted – Commercially Sensitive Information]; (ii) any contract which, if terminated or modified or if it ceased to be in effect, would result in a Seller Material Adverse Effect; (iii) any contract that relates to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise); (iv) any contract that materially limits or restricts the Company from engaging in any line of business, in any geographic area or with any other Person, or from engaging in any merger, consolidation or other business combination; (v) any contract that provides for the assumption of any material liability of the Company; (vi) any contract that is an interest rate, currency, equity or commodity swap, hedge, derivative, forward sales contract or similar financial instrument that is material to the Company; (vii) any contract that evidences ownership of the Company Material Property; (viii) any material Permit or a material surface right in respect of the Company Material Property, including the Company Surface Agreements; (ix) any contract that is a material agreement with a Governmental Authority or an agreement with an Indigenous Group; or (x) the collective bargaining agreement with the Sindicato Nacional de Trabajadores Mineros, Metalúrgicos, Siderúrgicos y Similares, dated February 14, 2022.

“Company Material Mining Rights” means all of the mining rights, including any mining claim, mining concession, application for mining concession, mining lease, option agreement, mining right agreements and/or authorizations, including the Company Surface Agreements, and all water rights required for the operation of the Company Material Property (which Company Material Mining Rights are described in Schedule D).

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“Company Material Property” means the mining property and project known as Minera La Negra located in Maconi, Cadereyta, Querétaro, Mexico and as more particularly described with the Company Material Mining Rights in Schedule D.

“Company Payables” means as of the relevant time, any and all accounts payable of the Company whether due or accruing due, or recorded or unrecorded on the Company Financial Statements, calculated in accordance with IFRS, including the Company Closing Payables, the Company Settlement Payables and the Company Residual Payables.

“Company Payables Framework” means the terms in respect of the payment or settlement of the Company Payables as set forth on Schedule E.

“Company Personal Property” has the meaning given to it in Schedule 3.1.

“Company Real Property” has the meaning given to it in Schedule 3.1.

“Company Residual Payables” means all Company Payables that are not set forth in Section 1 or Section 2 of Schedule E.

“Company Settlement Payables” means the Company Payables set forth in Section 2 of Schedule E that are to be paid, settled or otherwise resolved prior to the Closing Date in accordance with the Company Payable Framework.

“Company Surface Agreements” means the usufruct agreement with the Maconi Agrarian Community of Caderetya de Montes, Querétaro executed on July 18, 2006, and extended for 15 years on July 17, 2021.

“Company Technical Report” means the draft technical report entitled “Technical Report – Preliminary Economic Assessment, La Negra Mine, Minera La Negra S.A. de C.V.” with an effective date of March 31, 2022 and date of issue of June 29, 2022.

“Confidentiality Agreement” means the nondisclosure agreement dated July 7, 2022 among Orion Resource Partners (USA) LP and the Buyer.

“Consent” means a consent, approval, order, authorization, filing, notice or declaration.

“Consideration Shares” means the Closing Date Consideration Shares and the Deferred Consideration Shares, if any.

“Contract” means any contract, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right, or other instrument, document, obligation, or agreement, and any other obligation, right, or agreement, whether written or oral.

“Data Room” means the Office365 virtual data room established by Orion Resource Partners (USA) LP on behalf of the Seller and the contents thereof as of three (3) Business Days prior to the date hereof.

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“Debentures” means the debentures, notes or other evidence of indebtedness of the Buyer issued and certified, or deemed to be issued and certified, under the Amended and Restated Indenture dated September 19, 2022 between the Buyer and TSX Trust Company in its capacity as both Trustee and Collateral Agent thereunder and the security interests relating thereto.

“Deferred Consideration Shares” has the meaning given in Section 2.2(a)(iii).

“Direct Claim” has the meaning given in Section 8.6(a).

“Dispute” has the meaning given in Section 10.10(b).

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system maintained by the SEC.

“Encumbrance” means any security interest, lien (statutory or otherwise), mortgage, hypothec, charge, indenture, pledge, claim, option, conditional sale agreement, instalment sale agreement, trust, or other encumbrance.

“Environmental Laws” means all Applicable Laws relating to the protection of the environment and includes those relating to pollution, protection of the environment, the protection of public health and safety, Hazardous Substances, or the reclamation, rehabilitation, closure or other restoration of mining properties.

“Filing Due-Date” has the meaning given in Section 4.1(b).

“First Deferred Payment” has the meaning given in Section 2.2(a)(ii).

“First Deferred Consideration Shares” has the meaning given in Section 2.2(a)(ii).

“First Party” has the meaning given in Section 9.1(f).

“Governmental Authority” means the federal government of the United States of America, Canada, Mexico or any other country or sovereign entity, any state, province, commonwealth, territory, or possession thereof, and any political subdivision or quasi-governmental authority of any of the same, including courts, tribunals, arbitrators, departments, commissions, boards, bureaus, agencies, counties, municipalities, provinces, parishes, securities regulatory authority or stock exchange, and other instrumentalities or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, in each case, having jurisdiction in the relevant circumstances.

“Guarantee” means the guarantee from Orion Mine Finance (Master) Fund I LP in favour of the Buyer to be delivered at Closing in the form attached as Schedule F.

“Hazardous Substances” means any pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, radioactive materials, explosives, petroleum and petroleum products and polychlorinated biphenyls.

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“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indemnification Claim” has the meaning given in Section 8.5.

“Indemnified Party” has the meaning given in Section 8.5.

“Indemnifying Party” has the meaning given in Section 8.5.

“Indigenous Claims” means any and all Claims (whether or not proven) by any Person to or in respect of: (i) rights, title or interests of any Indigenous Group by virtue of its status as an Indigenous Group; (ii) rights, title or interests of any self-proclaimed individual as part of an Indigenous Group; (iii) treaty rights; (iv) rights, title or interests of any Indigenous Group registered with the Mexican’s National Agrarian Registry (Registro Agrario Nacional); (v) rights, title or interests of any Indigenous Group registered with the applicable local authority in accordance with local Applicable Law; or (vi) specific or comprehensive Claims being considered by the National Commission for the Development of Indigenous People (Comisión Nacional para el Desarollo de los Pueblos Indígenas) of the United Mexican States.

“Indigenous Group” means any indigenous, first nation, native or aboriginal group, tribal council, band council, or other indigenous organization in Mexico in terms of the ILO Convention 169 and Article Second of the Political Constitution of the Mexican United States, including any ejido or community duly recognized as an indigenous group.

“Initial Purchase Price” has the meaning given in Section 2.2(a)(i).

“Investor Rights Agreement” means the investor rights agreement to be entered into on the Closing Date among the Seller, the Buyer and a wholly-owned subsidiary of M Grupo, which agreement will be substantially in the form attached as Schedule A.

“Intercompany Indebtedness” means the intercompany indebtedness advanced by the Seller (through Mahalo S.a r.l.) to the Company that is non-interest bearing and as of the date hereof represents indebtedness of US$16,409,056.

“Knowledge” means (a) in the case of the Buyer, after reasonable enquiry, the actual knowledge of Shawn Howarth, Daniel Hall, Paul Keller and Nicholas Hayduk, and (b) in the case of each Seller, after reasonable enquiry, the actual knowledge of Jon Lamb, Victor Flores, Geoff Elson, Sergio Piñarte, Luis Mier and Pablo Reynoso.

“Lapsed Concessions” has the meaning given in Section 6.2(i).

“Litigation” means any action, suit, arbitration, claim, administrative, regulatory or similar proceeding (whether civil, quasi criminal, criminal, administrative or regulatory) or other dispute settlement procedure, investigation or inquiry by or before any Governmental Authority or similar body, or any similar matter or proceeding.

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“Loss” or “Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, deficiencies, costs and expenses (including all reasonable legal and other professional fees and disbursements, interest, penalties, judgments and amounts paid in settlement) arising directly or indirectly as a consequence of the matter giving rise to such Loss or Losses; provided that “Loss” and “Losses” shall not include loss of future profit, special, or punitive damages.

“Mexican Governmental Royalties” means mining Taxes payable in accordance with Article 263, 268 and 270 of the Mexican Federal Duties Law (Ley Federal de Derechos), which provides that: (i) a special mining duty (derecho especial sobre mineria) is payable on an annual basis equal to 7.5% of the sales income generated by minerals extracted from a mining concession minus the authorized deductions; and (ii) a extraordinary mining duty (derecho extraordinario sobre mineria) is payable on an annual basis equal to 0.5% of the sales income of gold, silver or platinum minerals.

“Mexican Mining Duties” means mining Taxes payable in accordance to the Mexican Mining Laws with Article 263 of the Mexican Federal Duties Law (Ley Federal de Derechos) which provides a mining duty (derecho sobre mineria) payable on a semi-annual basis calculated based on the size of the relevant mining concession and its seniority.

“Mexico” means the United Mexican States.

“Minimum Loss Amount” means [Redacted – Commercially Sensitive Information].

“M Grupo” means Grupo Desarrollador Migo, S.A.P.I. de C.V.

“M Grupo Indemnity” has the meaning given in Section 8.2(d).

“M Grupo JV Arrangements” means the Joint Venture Agreement between M Grupo and the Seller dated as of August 6, 2020, the Letter of Intent dated January 26, 2022 between M Grupo and Orion Resource Partners, on behalf of the Seller with respect to the division of proceeds from a potential future sale of the Company and the letter agreement dated the date hereof between M Grupo, Orion Resource Partners and the Seller, regarding the same.

“M Grupo Purchase Price” means, collectively, the (i) US$8 million payable to M Grupo pursuant to the Transfer Agreement through the issuance of Buyer Shares on the Closing Date, and (ii) the amount of any deferred consideration paid to M Grupo by the Buyer pursuant to the Transfer Agreement, in the case of (i) and (ii), collectively, up to the amount of US$20 million.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators.

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“Non-Party Affiliates” has the meaning given in Section 10.13.

“Notice of Claim” has the meaning given in Section 8.5.

“NYSE American” means the NYSE American stock exchange.

“Operations” means, as of the date of this Agreement, all activities of whatever kind or nature conducted in connection with exploration, development and operation in respect of (i) in the case of the Company, the Company Material Property, and (ii) in the case of the Buyer, the Buyer Material Property.

“Order” means any writ, judgment, injunction, decree, decision, ruling, determination, award or similar order of any Governmental Authority (whether preliminary or final).

“Ordinary Course”, when used in relation to the taking of any action by any Person, means that the action is consistent with the past practices of such Person, or its business, and is taken in the ordinary course of normal day-to-day operations of such Person, or its business and, (x) in respect of the Seller, constitutes care and maintenance activities at the Company Material Property and (y) in respect of the Buyer, constitutes care and maintenance activities at the Buyer Material Property (including the wind-down of Operations, including the Miguel Auza mill, to care and maintenance as previously disclosed in Public Disclosure Documents).

“Outside Date” means April 30, 2023.

“Party” means a party to this Agreement.

“Permit” means any registration, license, permit, variance, concession, consent, certificate, approval, authorization, permission, order, notice or other similar right obtained by, or required to be obtain by the applicable Party from a Governmental Authority.

“Permitted Encumbrance” means: (i) any inchoate statutory right, lien or interest for Taxes, assessments, or charges or levies of a Governmental Authority not due at the Closing Date; (ii) Encumbrances for Taxes not yet due and payable provided an amount for such Taxes has been accrued in the Ordinary Course and in accordance with IFRS; (iii) statutory Encumbrances in favour of municipalities or public utilities; (iv) permits, servitudes, easements or other similar real property rights, as well as encroachments and other minor imperfections of title which do not impair, detract from the value of or impair the use of the property in any material respect, including limiting the ability to access the applicable property or conduct any Operations thereon; (v) the Underlying Royalty, the Platosa NSR and any state royalties or royalties payable to a Governmental Authority including the Mexican Governmental Royalties and the Mexican Mining Duties payable by the Company in respect of the Company Material Property, provided that such amounts are not due and payable as of the date hereof or which have been fully accrued in the Company Financial Statements in accordance with IFRS; (vi) restrictions on the transfer of the securities arising under applicable Law or the constating documents of the applicable Person; (vii) any reservations or exceptions contained in or implied by statute in the original dispositions from a Governmental Authority and grants made by a Governmental Authority of any kind or interest reserved therein; or (viii) any matters specified in the Buyer Disclosure Letter or Seller Disclosure Letter, as the case may be.

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“Person” means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, limited liability company, trust, association, non-governmental organization or unincorporated entity of any kind.

“Personal Property” means material buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles, inventory and other items of tangible personal property and other assets used in the Operations and required to conduct the Operations as currently conducted.

“Platosa NSR” means the net smelter return royalty on the Buyer Material Property included as part of a debenture private placement by the Company completed on or about November 27, 2015.

“Post-Closing Date Period Taxes” means:

(a)	with respect to Taxes imposed, or that will be imposed, upon the Company, as applicable, with respect to taxation years or other periods commencing at or after the time of Closing, all such Taxes; and

(b)	with respect to Taxes imposed, or that will be imposed, upon the Company with respect to any Straddle Period, the portion of any such Taxes that is allocable to the portion of the Straddle Period commencing at the time of Closing.

“Pre-Closing Date Period” means any period ending before the time of Closing.

“Pre-Closing Date Period Taxes” means:

(a)	with respect to Taxes imposed, or that will be imposed, upon the Company with respect to taxation years or other periods ending before the time of Closing (regardless of whether a Tax Return is required to be filed before the time of Closing), all such Taxes; and

(b)	with respect to Taxes imposed, or that will be imposed, upon the Company with respect to any Straddle Period, the portion of any such Taxes that is allocable to the portion of the Straddle Period ending immediately prior to the time of Closing.

“Private Placement Financing” means the private placement of subscription receipts or other equity instruments of the Buyer in the aggregate amount of not less than US$10 million.

“PRM” means the Public Registry of Mining (Mexico).

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“Proceeding” means any Litigation, assessment, hearing, arbitration, judgment, award, decree, order, injunction and prosecution, or other similar proceeding.

“Public Disclosure Documents” means collectively all of the documents which are or have been publicly filed by or on behalf of the Buyer since January 1, 2020 pursuant to the requirements of applicable Securities Laws and available on the Buyer’s SEDAR or EDGAR profile.

“Purchase Price” has the meaning given in Section 2.2.

“Purchased Shares” has the meaning given in the recitals to this Agreement.

“Release”, when used as a verb, includes release, spill, leak, emit, deposit, discharge, pump, pour, inject or dispose of into the environment or any other similar act, however defined in applicable Environmental Laws, and the term “Release” when used as a noun has a correlative meaning.

“Sanctioned Entity” means (i) a country or a government of a country; (ii) an agency of the government of a country; (iii) an organization directly or indirectly controlled by a country or its government; or (iv) a Person resident in or determined to be resident in a country, in each case, that is subject to a country Sanctions program administered and enforced by OFAC or by any Governmental Authority.

“Sanctioned Person” means (i) any Person listed in any sanctions-related list of designated Persons maintained by any Governmental Authority; or (ii) a Person named on the list of Specially Designated Nationals maintained by OFAC.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by OFAC or any Governmental Authority.

“SAT” means the Mexican Tax Administration Service.

“Second Deferred Consideration Shares” has them meaning given in Section 2.2(a)(iii).

“Second Deferred Payment” has the meaning given in Section 2.2(a)(iii).

“SEDAR” means the System for Electronic Data Analysis and Retrieval maintained by the Securities Authorities;

“SEC” means the United States Securities and Exchange Commission;

“Securities Authorities” means the securities regulatory authorities in the provinces and territories of Canada, as the context requires;

“Securities Laws” means all applicable securities laws, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, multilateral and national instruments, orders, blanket rulings, notices and other regulatory instruments of the Security Authorities and the SEC and including the rules and published policies of the TSX and the NYSE American.

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“Seller” has the meaning given in the recitals to this Agreement.

“Seller’s Closing Deliveries” has the meaning given in Section 6.2.

“Seller Covered Taxes” means, in respect of the Seller, all Pre-Closing Date Period Taxes of the Company, as applicable, but excluding (a) any Buyer Sales Taxes and (b) such amounts that arise or are imposed as a result of the Buyer or its Affiliates (i) making any Tax election, (ii) changing any method of tax accounting, (iii) entering into any closing agreement relating to Taxes, (iv) amending, or taking any position on, any Tax Returns relating to any Pre-Closing Date Period or Straddle Period, or (v) agreeing to an extension of a statute of limitations, unless such action is required by Applicable Laws or is consented to in writing by the Seller (such consent not be unreasonably withheld, delayed or conditioned).

“Seller Disclosure Letter” means the disclosure letter dated the date hereof and executed by Seller and delivered to the Buyer in connection with the execution of this Agreement.

“Seller Fundamental Representation” means the Seller’s representations and warranties in Section 1, 2, 3, 4 and 27 of Schedule 3.1.

“Seller Material Adverse Effect” means any change, effect, event, occurrence or condition that, individually or together with any other changes, effects, events, occurrences or condition, is or would reasonably be expected to (a) be material and adverse to the Company or (b) materially impede the completion of the Transactions, except that none of the following shall (i) constitute a “Seller Material Adverse Effect”, (ii) be considered in determining whether there has been a “Seller Material Adverse Effect”, or (iii) be considered in determining whether there has been a breach of a representation, warranty, covenant or agreement that is qualified by the term “Seller Material Adverse Effect”: (A) any change, effect, event, occurrence or condition generally affecting the mining industry; (B) any change, effect, event, occurrence or condition in or relating to general political, economic or financial or market conditions generally (including the state of the securities, credit, banking, capital or commodity markets in general including inflation and any reduction in market indices), including in Canada, the United States or Mexico; (C) any adoption, implementation, change or proposed change in or relating to, IFRS or regulatory accounting requirements; (D) any adoption, implementation, change or proposed change in Applicable Laws or any change or proposed change in interpretation, application or non-application thereof by any Governmental Authority; (E) any change in the price of commodity; (F) any change relating to the rate at which any currency can be exchanged for any other currency or borrowed; or (G) any action (or the effects of any action) taken (or omitted to be taken) upon the request or instruction of, or with the consent of, the Buyer or actions that are taken (or omitted to be taken), consistent with the terms hereof that are necessary to consummate the Transaction and the Private Placement Financing; provided, however, that such change, effect, event, occurrence or conditions referred to in clauses (A) to (F) above does not have a disproportionate effect on the Company, compared to other companies of similar size operating in the mining industry.

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“Straddle Period” means any taxation year or other period beginning before the time of Closing and ending at or after the time of Closing.

“Straddle Period Tax Returns” has the meaning given in Section 4.1(b).

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever and wheresoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Governmental Authority pension plan premiums or contributions.

“Tax Returns” shall mean any and all returns, reports, declarations, statements, information, estimates, rebates or credits, elections, designations, schedules, filings or other documents (including any related or supporting information) relating to Taxes filed or required to be filed by any Governmental Authority or pursuant to any Applicable Law relating to Taxes or in fact filed with any Governmental Authority, including all information returns, Claims for refund, amended returns, declarations of estimated Taxes, and requests for extensions of time to file any of the preceding items and all amendments, attachments or supplement thereto, whether in tangible or electronic form.

“Third Party” has the meaning given in Section 8.8(c).

“Third Party Claim” has the meaning given in Section 8.5(a).

“Threshold Amount” means, collectively, the amount equal to (i) 20% of the Purchase Price actually paid by the Buyer to the Seller plus (ii) 20% of the M Grupo Purchase Price actually paid to M Grupo under the Transfer Agreement (including, for certainty, amounts paid to Affiliates of the Seller or M Grupo) at the applicable time, provided that, for certainty, the Threshold Amount shall reflect the deferred consideration payable pursuant to Sections 2.2(a)(ii) and 2.2(a)(iii) and under the Transfer Agreement as and when such amounts are paid.

“Transaction” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Transaction Closing Deliveries” has the meaning given in Section 6.1.

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“Transaction Documents” means this Agreement, the Investor Rights Agreement, the Transfer Agreement and each of the other documents, certificates, instruments and agreements delivered or executed pursuant to this Agreement.

“Transaction Technical Report” means the technical report in respect of the Company Material Property.

“Transfer Agreement” means the definitive agreement evidencing the termination of the M Grupo JV Arrangements among Orion Resource Partners, the Seller, the Buyer, the Company and M Grupo, dated the date hereof.

“TSX” means the Toronto Stock Exchange.

“Underlying Royalty” means the royalty payable by the Company to Industrias Peñoles, S.A.B. de C.V. or its Affiliates under the purchase agreement dated May 18, 2006 and further amended on February 8, 2007 and May 7, 2019.

“US$” shall mean United States dollars.

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)), as amended or modified from time to time.

“VAT Receivable” means any amounts owing to the Company in respect of value-added Taxes that relate to a period prior to the Closing Date or that otherwise became payable prior to the Closing Date.

1.2	Interpretation.

Unless otherwise expressly provided, the following rules of interpretation shall apply:

(a)	The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof;

(b)	Unless otherwise indicated, all references herein to sections, articles or schedules, shall be deemed to refer to Sections, Articles or Schedules of or to this Agreement, as applicable;

(c)	The use in this Agreement of any gender includes each other gender;

(d)	Any reference to the singular in this Agreement shall also include the plural, and vice versa, as the context may require;

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(e)	References to any Applicable Law shall be construed as a reference to the same as in effect on the date of this Agreement, unless the context otherwise requires;

(f)	Any reference to a number of days shall refer to calendar days unless Business Days are specified; and

(g)	The words “include”, “includes” and “including” mean “include”, “includes” and “including”, in each case, “without limitation”.

Article 2
PURCHASE AND SALE

2.1	Purchase and Sale & JV Arrangement Termination.

(a)	Subject to the terms and conditions of this Agreement, at Closing the Seller shall sell and convey to the Buyer, and the Buyer shall purchase from the Seller, the Purchased Shares free and clear of all Encumbrances.

(b)	Concurrently with the sale of the Purchased Shares as contemplated hereunder, in accordance with the provisions of the Transfer Agreement, M Grupo will acknowledge and agree that the M Grupo JV Arrangements have been terminated in exchange for consideration payable by the Buyer as provided for in the Transfer Agreement.

2.2	Purchase Price.

(a)	The aggregate purchase price for the Purchased Shares shall be equal to US$30 million (the “Purchase Price”), which shall be satisfied as follows:

(i)	at Closing, by the issuance by the Buyer to, or as directed by, the Seller of a number of Buyer Shares (the “Closing Date Consideration Shares”) equal to the quotient resulting from dividing (i) C$16,183,200 (the “Initial Purchase Price”); by (ii) the Closing Date Subscription Price; and

(ii)	subject to Section 2.2(b), on the date which is three (3) Business Days following the Commencement of Production, as an adjustment to the Initial Purchase Price, by the payment of US$9 million in cash (the “First Deferred Payment”), provided that if the Buyer Shares are listed on the TSX at such time the Buyer may elect, subject to the prior approval of the TSX, to satisfy the First Deferred Payment by the issuance of a number of Buyer Shares equal to US$9 million (converted into CAD on the date immediately prior to such issuance) divided by the volume weighted average price of the Buyer Shares on the TSX for the 20 trading days preceding the date of issuance of such shares (the “First Deferred Consideration Shares”); and

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(iii)	subject to Section 2.2(b), on the date which is 12 months following the Commencement of Production, as an adjustment to the Initial Purchase Price, by the payment of US$9 million in cash (the “Second Deferred Payment”), provided that if the Buyer Shares are listed on the TSX at such time the Buyer may elect, subject to the prior approval of the TSX, to satisfy the Second Deferred Payment by the issuance of a number of Buyer Shares equal to US$9 million (converted into CAD on the date immediately prior to such issuance) divided by the volume weighted average price of the Buyer Shares on the TSX for the 20 trading days preceding the date of issuance of such shares (the “Second Deferred Consideration Shares” and together with the First Deferred Consideration Shares, the “Deferred Consideration Shares”).

(b)	In the event that after the Closing Date (i) the Buyer intends that more than 50% of the Purchased Shares be transferred, directly or indirectly, to a third-party by the Buyer (other than in the case of a direct or indirect acquisition of more than 50% of the Buyer Shares by a third-party while the Buyer Shares are listed on the TSX); or (ii) the Buyer intends to cause or permit the transfer or disposition, directly or indirectly, of all or substantially all of the assets comprising the Company Material Property or the related mine, plant or equipment, in one transaction or a series of transactions, in the case of (i) or (ii), it shall be a condition precedent of such transaction(s) that the obligation to make the First Deferred Payment and Second Deferred Payment, and the related obligations to make the deferred payments under the Transfer Agreement, is transferred and assigned to the buyer of the Purchased Shares or assets, as applicable, on terms satisfactory to the Seller, acting reasonably. If the First Deferred Payment and Second Deferred Payment, and the related obligations to make the deferred payments under the Transfer Agreement, are transferred in accordance with the foregoing sentence, the First Deferred Payment and Second Deferred Payment, and the related obligations to make the deferred payments under the Transfer Agreement, shall be payable only in cash, and not shares, and this shall be specified in the agreement documenting the assignment and transfer of such payments.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Seller

Subject to and save as disclosed in the Seller Disclosure Letter, the Seller, acknowledging that the Buyer is entering into this Agreement in reliance thereon, hereby make the representations and warranties set forth in Schedule 3.1 to the Buyer.

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3.2	Representations and Warranties of the Buyer

Subject to and save as disclosed in the Buyer Disclosure Letter, the Buyer, acknowledging that the Seller is entering into this Agreement in reliance thereon, hereby makes the representations and warranties set forth in Schedule 3.2 to the Seller.

Article 4
COVENANTS

4.1	Mutual Covenants.

(a)	Confidentiality; Access to Information, Public Disclosure.

(i)	For a period of 24 months following the date of this Agreement, the Seller shall keep confidential all information disclosed by or on behalf of the Buyer relating to the Buyer and/or any of its Affiliates, except information which:

(A)	was known to the Seller prior to July 7, 2022;

(B)	is part of the public domain;

(C)	becomes part of the public domain other than as a result of a breach of these provisions by the Seller;

(D)	the Seller is required to disclose pursuant to Applicable Laws or stock exchange rules or by a Governmental Authority, provided that, if legally permitted and practicable to do so, the Seller has given prompt notice to the Buyer prior to any such disclosure in order to permit the Buyer or its Affiliates the opportunity to seek a protective order or otherwise restrict such disclosure and, in any event, the Seller or its Affiliates, as applicable, shall only ever disclose that portion of such information as is legally required;

(E)	the Seller is required to disclose to enforce any of its rights under this Agreement or to assert any defenses in connection therewith, provided that the Seller or its Affiliates, as applicable, shall only ever disclose that portion of such information as is so required; or

(F)	is released from the provisions of this Agreement by the written authorization of Buyer.

(ii)	(x) For a period of 24 months following the date of this Agreement, the Buyer shall keep confidential all information disclosed by or on behalf of the Seller relating to the Seller and/or any of its Affiliates (other than the Company and its Subsidiaries), and (y) for the period commencing on the date of this Agreement and ending on the Closing Date, the Buyer shall keep confidential all information disclosed by or on behalf of the Seller relating to the Company or the Company Material Property, except, in each case, information which:

(A)	was known to the Buyer prior to July 7, 2022;

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(B)	is part of the public domain;

(C)	becomes part of the public domain other than as a result of a breach of these provisions by the Buyer;

(D)	the Buyer is required to disclose pursuant to applicable Laws or stock exchange rules or by a Governmental Authority, provided that, if legally permitted and practicable to do so, the Buyer has given prompt notice to the Seller prior to any such disclosure in order to permit the Seller or its Affiliates the opportunity to seek a protective order or otherwise restrict such disclosure and, in any event, the Buyer or its Affiliates, as applicable, shall only ever disclose that portion of such information as is legally required;

(E)	the Buyer is required to disclose to enforce any of its rights under this Agreement or to assert any defenses in connection therewith, provided that the Buyer or its Affiliates, as applicable, shall only ever disclose that portion of such information as is so required; or

(F)	is released from the provisions of this Agreement by the written authorization of Seller.

(iii)	The Parties agree that the Confidentiality Agreement will be terminated effective on the date of this Agreement.

(iv)	Each Party will afford to the other Party until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, continuing reasonable access to each Party’s books and records and such other data and information as the other Party may reasonably request, as well as to its management personnel and advisors, subject however to such access not interfering with the ordinary conduct of the businesses of such Party. The Seller shall cooperate and assist, to the extent reasonably requested by the Buyer, with the Buyer’s investigation of the property, assets, undertaking and financial condition of the Company and the Company Material Property.

(v)	Subject to Applicable Laws, the Parties shall jointly coordinate one or more news releases regarding the announcement of the transactions contemplated by this Agreement. None of the Parties shall issue any news release or make any public disclosure relating to the subject matter of this Agreement without providing the other Parties a reasonable period to review and comment on the same, subject to Applicable Law, provided that no such further review shall be required if disclosure proposed to be made is substantially the same as the disclosure previously reviewed. The provisions of this Section 4.1 shall survive and continue to bind the Parties notwithstanding that any Party ceases to be a party to this Agreement or this Agreement is terminated for any reason whatsoever.

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(b)	Tax Matters.

(i)	The Seller shall prepare and file, or cause to be prepared and filed, with the appropriate Governmental Authorities all Tax Returns relating to the Company for periods ending prior to the Closing Date, such Tax Returns to be prepared on a basis that is consistent in all material respects with the basis on which Company have prepared and filed such Tax Returns in the past unless otherwise required by Applicable Laws, and shall pay all Seller Covered Taxes due with respect to such Tax Returns.

(ii)	The Buyer shall prepare and file, or cause to be prepared and filed, with the appropriate Governmental Authorities all Tax Returns relating to the Company for periods ending on or following the Closing Date and shall pay all Post-Closing Date Period Taxes due with respect to such Tax Returns. With respect to any such Tax Returns relating to a Straddle Period (“Straddle Period Tax Returns”), the Buyer shall deliver to the Seller not less than 45 days before the date on which such Straddle Period Tax Returns are required by Applicable Laws to be filed (subject to any applicable extension) with the relevant Governmental Authority (the “Filing Due-Date”), a draft copy of such Straddle Period Tax Returns proposed to be filed, together with a calculation of the applicable Pre-Closing Date Period Taxes. All such Straddle Period Tax Returns shall be prepared on a basis that is consistent in all material respects with the basis on which the Company has prepared and filed such Tax Returns in the past, unless otherwise required by Applicable Laws. The Seller shall have the right to notify the Buyer in writing, not less than 15 days prior to the applicable Filing Due-Date for a Straddle Period Tax Return, of any proposed changes to such Straddle Period Tax Return or with respect to the proposed calculation of the applicable Pre-Closing Date Period Taxes, whereupon the Buyer shall consider in good faith and incorporate any such reasonable changes proposed by the Seller on the advice of its tax advisors. To the extent the Buyer does not agree with any changes proposed by the Seller, the Buyer and the Seller shall act in good faith to resolve any disagreements with respect to the Straddle Period Tax Return at issue. Not later than two (2) Business Days prior to the due date for the payment of Taxes with respect to any such Straddle Period Tax Return, the Seller shall remit to the Buyer the amount of Seller Covered Taxes reflected on any such Tax Return for which the Seller is responsible.

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(iii)	After the Closing Date, the Buyer, on the one hand, and the Seller, on the other hand, agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance (including access to books, records, work papers and Tax Returns for taxation years or other periods, or portions thereof, that end on or before the Closing Date) solely relating to the Company as is reasonably necessary for the preparation of any Tax Return, any Tax audit and the prosecution or defense of any Claim, suit or proceeding relating to any proposed Tax adjustment. Any information obtained under this Section 4.1(b) shall be kept confidential in accordance with Section 4.1(a), except as otherwise reasonably may be necessary in connection with the filing of any Tax Return, any Claim for a Tax refund, or any Tax audit, dispute or proceeding.

(iv)	The Buyer shall, as soon as reasonably practicable, notify the Seller in writing of any proposed or actual audit, examination, investigation, action or proceeding by any Governmental Authority which, in whole or in part, relates to or may relate to any Seller Covered Taxes (a “Tax Controversy”) and deliver to the Seller a copy of any assessment, reassessment or other notice in writing by a Governmental Authority relating, in whole or in part, to any Seller Covered Taxes, provided, however, that a failure by the Buyer to do so shall not relieve the Seller of their obligation with respect to Seller Covered Taxes as set out above except to the extent that the Seller have been materially prejudiced as a result of such failure.

(v)	The Seller shall have the exclusive right and authority to contest and control any Tax Controversy relating to any Seller Covered Taxes; provided that the Buyer shall have the right to attend at its own expense in any meeting with a Governmental Authority or in any proceeding relating to any such matter.

(vi)	The Parties acknowledge that within one month of the Closing Date, the Company will be required to submit a notification to the Mexican Governmental Authorities regarding completion of the Transaction. As soon as reasonably practicable following the Closing Date, and in any event within 15 days of the Closing Date, the Seller will provide to the Buyer and the Company all information required under Applicable Laws to permit the Company to make such filing, including the following information: (i) the Seller’s tax identification number, (ii) a residency certificate of the Seller, (iii) the date of payment and amount of Mexican Taxes payable by the Seller in connection with the Transaction (“Seller Taxes”), and (iv) the aggregate amount of Seller Taxes paid by the Seller, including evidence of payment thereof. Likewise, the Seller will provide to the Buyer and the Company a copy of a Tax opinion from a chartered professional accountant in respect of the calculation of Seller Taxes payable in connection with the Transaction, which shall be provided once it has been filed with the Mexican Governmental Authorities in accordance with applicable tax laws (i.e. within the following 30 Business Days after the tax return of the Seller Taxes has been submitted). Subject to receipt of all required information from the Seller, the Company shall make the foregoing filing on the timelines required by Applicable Law.

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(vii)	After the Closing Date, the Seller shall furnish or cause to be furnished to the Company, upon request, as promptly as practicable, such information and assistance as may be required by the Company in order to respond to inquiries of the Mexican Governmental Authorities regarding Seller Taxes and shall reasonably cooperate with the Company and the Buyer in the resolution of any audits, disputes or proceedings relating to Seller Taxes.

(viii)	The Seller shall indemnify and save harmless the Company and the Buyer from and against any and all Losses suffered or incurred by the Company and the Buyer as a result of or arising directly or indirectly out of or in connection with the Seller Taxes, including the reasonable costs and expenses of the Company and the Buyer in respect of any matters contemplated by Sections 4.1(b)(vi) and 4.1(b)(vii), provided that, other than in respect of the aggregate of Seller Taxes payable and disputes arising therefrom (which, for certainty, shall not be subject to this proviso), indemnification for all other Losses shall be subject to the requirement that the Buyer and the Company (having received on a timely basis all required information from the Seller) reasonably comply on a timely basis with the applicable filings to be made by the Company to the Mexican Governmental Authorities regarding completion of the Transaction.

(c)	Directors and Officers Indemnification.

(i)	The Seller may, at its cost, purchase for the period from the Closing Date until seven years after the Closing Date, a tail directors’ and officers’ liability insurance policy providing Side A and Side B coverage for the present and former directors and officers of the Company, with respect to any Claims arising from facts or events that occurred on or prior to the Closing (including in connection with this Agreement or the Transactions) on market terms for similarly situated companies.

(ii)	From and after the Closing Date, the Buyer shall cause the Company (or any successor(s)) to, until the sixth anniversary of the Closing Date or for so long thereafter as any claim for indemnification asserted on or prior to such date has not been finally adjudicated, indemnify the current and former directors and officers of the Company to the fullest extent to which the Company is permitted to indemnify such officers and directors under Applicable Law and the constitution of the Company, respectively, with respect to any Claims arising from facts or events that occurred following the Closing that are not derived from fraud, wilful misconduct or gross negligence of the directors and officers of the Company.

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(iii)	The provisions of this Section 4.1(c) shall survive the consummation of the Transactions and are intended to be for the benefit of, and will be enforceable by, each individual referred to in this Section 4.1(c), his or her heirs and successors and his or her executors or other legal representatives (collectively, the “Directors and Officers”) and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Director or Officer may have by Contract or otherwise. The Buyer agrees to cause the Company, and to cause any of their successors or assigns (as applicable) to cause the Company to pay from time to time as necessary all expenses, including reasonable attorneys’ fees, that may be incurred by the Directors and Officers in enforcing the indemnity and other obligations provided for in this Section 4.1(c).

(iv)	If the Company, or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind up into any other Person and shall not be the continuing or surviving entity, or (ii) transfer all or substantially all of its assets to any Person, then, and in each such case, the Buyer shall cause proper provisions to be made so that the successors and assigns of the Company, as applicable, shall assume its obligations set forth in this Section 4.1(c).

(v)	It is the intention of the Buyer to constitute the Seller (or their permitted assignees) as a trustee for and agent of the applicable Directors and Officers of the covenants of the Buyer contained in this Section 4.1(c) and the Seller agrees to accept such trust and agency and to hold and enforce such covenants on behalf of each such Person. The Buyer agrees that the Seller (or its assignees) may enforce the covenants of the Buyer contained in this Section 4.1(c) for and on behalf of the applicable Directors and Officers and, in such event, the Buyer will not in any Proceeding to enforce the covenants in this Section 4.1(c) by or on behalf of such Directors and Officers assert any defence thereto based on the absence of authority or consideration or privity of contract and irrevocably waives the benefit of any such defence.

(d)	Cooperation. No Party shall take any action, or permit any of its Affiliates to take any action, which materially diminishes or could reasonably be expected to diminish the ability of a Party to consummate, or materially delays any Party’s ability to consummate, the Transactions; provided, however, that nothing in this Agreement shall be deemed to require any Party to waive any of the closing conditions set forth in Article 5. Except as prohibited by Applicable Laws, each Party shall promptly notify the other Parties of the occurrence of any of the following or any matter or event that has resulted, or is reasonably likely to result, in any of the following: (i) any notice or other communication from any Person alleging that the consent of such Person is required in connection with this Agreement, the other Transaction Documents or the Transactions; or (ii) any Proceeding commenced or, to the Knowledge of a Party, threatened against, relating to or involving or otherwise affecting, such Party or any of its Affiliates that relate to the consummation of the Transactions.

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(e)	Covenants of the Parties to Satisfy Closing Conditions. Each Party shall perform all obligations required to be performed by it under this Agreement, co-operate with the other Parties in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as practicable, the Transactions and, without limiting the generality of the foregoing, each Party shall use commercially reasonable efforts to expeditiously satisfy (or cause to be satisfied) the conditions precedent to the other Parties’ obligations under this Agreement as set forth in Article 5 and to take, or cause to be taken, all other commercially reasonable action and to do, or cause to be done, all other things necessary, proper or appropriate under all Applicable Laws to complete the Transactions prior to the Closing Date, and shall not take or agree to take any action that would reasonably be expected to delay or prevent the consummation of the Transactions.

4.2	Covenants of the Buyer.

(a)	Except as contemplated or permitted by this Agreement, from the date hereof until the earlier of the Closing Date and the termination of this Agreement, the Buyer shall, and shall cause each Buyer Subsidiary to, conduct its business in the Ordinary Course. The Buyer covenants and agrees with the Seller that each of the Buyer and the Buyer Subsidiary will not, from the date hereof and ending on the earlier of the Closing Date and the termination of this Agreement, except (i) with the prior written consent of the Seller, or (ii) as set forth in the Buyer Disclosure Letter:

(i)	declare, pay or set aside any dividends or provide for any distribution of its properties or assets, or make any payment by way of return of capital or otherwise, to the Buyer Shareholders;

(ii)	split, combine or reclassify any outstanding shares in the capital of the Buyer;

(iii)	redeem, purchase or offer to purchase any of its shares or other securities;

(iv)	other than pursuant to this Agreement, amalgamate, merge or consolidate with any other Person;

(v)	incur any capital expenditures or any obligations or liabilities in respect thereof, except in the Ordinary Course, except that is necessary with respect to the preservation of the Buyer Material Property or its other material assets;

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(vi)	make any loans, advances or capital contributions to, or investments in, any other Person;

(vii)	create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof;

(viii)	other than pursuant to this Agreement, the Transfer Agreement, the Private Placement Financing, the Additional Private Placement, a restructuring of its Debentures and as otherwise reasonably required by the Buyer in the Ordinary Course, issue or commit to issue any shares of its capital stock, or rights, warrants or options to purchase such shares, or any securities convertible into such shares, warrants or options;

(ix)	alter or amend in any way its constating documents as the same exist at the date of this Agreement;

(x)	sell, transfer, dispose of, lease, encumber, relinquish, abandon, grant any option to purchase or right of first offer/refusal over the Buyer, the Buyer Subsidiary or any of their material assets;

(xi)	enter into any employment or consulting agreement with any director, officer or employee who has a policy-making function involving any Governmental Authority, or hire or promote any such Person;

(xii)	settle, offer or propose to settle, compromise, assign or release any material Proceeding brought against it in excess of US$500,000;

(xiii)	enter into any Contract creating a joint venture or partnership with respect to the Buyer Material Property or effecting a business combination or other similar arrangement with another Person;

(xiv)	perform any act or enter into any transaction or negotiation which would reasonably be expected to materially adversely interfere or be materially inconsistent with the consummation of the Transactions or the Private Placement Financing; or

(xv)	agree or commit to do any of the foregoing.

(b)	The Buyer covenants and agrees with the Seller that the Buyer will:

(i)	call and issue notice of the Buyer Meeting to facilitate the holding of the Buyer Meeting no later than the date specified in Section 4.2(b)(vi) below, in accordance with its constating documents and Applicable Law, for the purpose of approving the Buyer Shareholders’ Resolutions and solicit proxies to be voted at the Buyer Meeting in favour of the approval of the Buyer Shareholders’ Resolutions;

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(ii)	prepare the Circular, in accordance with Applicable Law, including with all relevant information concerning the Transaction, a restructuring of the Debentures and the Private Placement Financing and it and its business, property, operations and financial statements and covenants that such information (other than any information provided by the Seller pursuant to Section 4.3(b)) will not contain a misrepresentation (as defined by Securities Laws), and such information (other than any information provided by the Seller pursuant to Section 4.3(b) will constitute full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Buyer Shareholders at the Buyer Meeting and included in the Circular and not omit to state a material fact required to be stated therein in order to make any information contained therein not misleading in light of the circumstances in which it is disclosed. The mailing and delivery of the Circular to the Buyer Shareholders will be deemed to be a representation and warranty by the Buyer to the Seller that the information in the Circular and the Circular does not contain a misrepresentation (as defined by Securities Laws), and such information constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Buyer Shareholders at the Buyer Meeting and included in the Circular, other than any information provided by the Seller pursuant to Section 4.3(b), and does not omit to state a material fact required to be stated therein in order to make any information contained therein not misleading in light of the circumstances in which it is disclosed;

(iii)	provide the Seller and its legal counsel with a reasonable opportunity to review and comment on drafts of the Circular and other documents related thereto and reasonable consideration shall be given to any comments made by the Seller and its legal counsel, provided that all information relating to the Seller included in the Circular shall be in form and content satisfactory to the Seller, acting reasonably;

(iv)	promptly notify the Seller if, at any time before the Closing, the Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular;

(v)	co-operate with the Seller in the preparation of any amendment or supplement as required or as appropriate pursuant to Section 4.1(c)(iv) and, if required by the TSX or Applicable Laws, file any amendment or supplement to the Circular with the Securities Authorities and the TSX, as applicable, and as otherwise required by Applicable Law;

(vi)	subject to the receipt of all information required from the Seller pursuant to Section 4.3 and to the approval of the TSX of the draft Circular, mail to the Buyer Shareholders the Circular and such other materials required in connection with the Buyer Meeting in accordance with its articles and by-laws and Applicable Laws as soon as reasonably practicable to facilitate the holding of the Buyer Meeting as soon as reasonably practicable and in any event, by April 15, 2023 and obtain the Buyer Shareholders’ Resolutions by such date;

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(vii)	provide notice to the Seller of the Buyer Meeting and allow representatives of the Seller to attend such meeting;

(viii)	provide to the Seller, upon reasonable request, information as to the results of proxies received in respect of voting at the Buyer Meeting;

(ix)	conduct the Buyer Meeting in accordance with the by-laws of the Buyer and any instrument governing such meeting, as applicable, and as otherwise required by Applicable Laws;

(x)	make all necessary filings and applications under Applicable Laws required on the part of the Buyer in connection with the matters to be approved at the Buyer Meeting, and take all reasonable action necessary to be in compliance with such Applicable Laws;

(xi)	furnish promptly to the Seller a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Transaction and the Private Placement Financing; (ii) any filings under Applicable Laws; and (iii) any dealings with Governmental Authorities in connection with the Transactions and the Private Placement Financing;

(xii)	use commercially reasonable efforts to conduct its affairs so that (i) all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Closing Date as if made on the Closing Date (except to the extent that such representations and warranties require modification to give effect to the Transactions), and (ii) there is no occurrence of a Buyer Material Adverse Effect;

(xiii)	use reasonable best efforts to complete the Private Placement Financing prior to or concurrently with the Closing;

(xiv)	notify the Seller promptly upon becoming aware that any of the representations and warranties of the Buyer contained herein are no longer true and correct in any material respect or that a Buyer Material Adverse Effect has occurred; and

(xv)	as soon as reasonably practicable, and in any event prior to the Closing Date, delist the Buyer Shares from the NYSE American and file to deregister the Buyer Shares.

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(c)	Before entering into any agreements or understandings to raise funds greater than US$10 million of gross proceeds in the Private Placement Financing, the Buyer shall consult with the Seller in good faith about the subscription price for such amounts being raised over US$10 million. Without the prior consent of the Seller, the Buyer will not raise such excess funds over US$10 million in the Private Placement Financing at a subscription price lower than the Closing Date Subscription Price.

(d)	Prior to raising any funds under the Additional Private Placement, the Buyer shall consult with the Seller in good faith about the subscription price for the amounts to be raised in the Additional Private Placement. Without the prior consent of the Seller or as otherwise agreed between the Buyer and the Seller, the Buyer will not raise funds in the Additional Private Placement at a subscription price lower than the Closing Date Subscription Price.

(e)	Nothing contained in this Section 4.2 shall prohibit the board of directors of the Buyer from making disclosure to Buyer Shareholders as required by Applicable Law, including complying with Section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids of the Securities Authorities and similar provisions under applicable Securities Laws relating to the provision of a directors’ circular.

(f)	From and after the date of this Agreement until 36 months following the Closing Date, the Buyer shall act in accordance with its obligations under the Company Payables Framework and (i) shall reasonably cooperate and assist, at the request and expense of the Seller, in the collection of Closing Date Company Receivables and the settlement or other resolution of Company Payables and (ii) shall cause the Company not to pay, settle or otherwise resolve any Company Payables or amend any of the terms or contracts relating to the Company Payables.

4.3	Covenants of the Seller.

(a)	Except as contemplated or permitted by this Agreement, from the date hereof until the earlier of the Closing Date and the termination of this Agreement, the Seller shall cause the Company to conduct its business in the Ordinary Course in compliance with Applicable Laws, including using commercially reasonable efforts to (x) maintain and preserve intact the current organization and business of the Company, including Operations, in all material respects, and (y) preserve the rights, goodwill and relationships of counterparties of Company Material Contracts, in each case, taking into account the status of the Company Material Property as an asset on care and maintenance, the status of the Company Material Contracts (and any defaults thereunder described in the Seller Disclosure Letter and any activities taken in furtherance of compromising amounts payable thereunder) on the date hereof and the other matters disclosed in the Seller Disclosure Letter. The Seller covenants and agrees with the Buyer that each of the Seller and the Company will not, from the date hereof and ending on the earlier of the Closing Date and the termination of this Agreement, except with the prior written consent of the Buyer, or (ii) as set forth in the Seller Disclosure Letter:

(i)	declare, pay or set aside any dividends or provide for any distribution of its properties or assets, or make any return of capital or otherwise to its shareholders, other than with respect to Closing Date Company Receivables (as defined in Schedule E);

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(ii)	split, combine or reclassify any of the outstanding shares in the capital of the Company;

(iii)	redeem, purchase or offer to purchase any of the shares in the capital of the Company;

(iv)	other than pursuant to this Agreement, amalgamate, merge or consolidate with any other Person;

(v)	incur any capital expenditures or any obligations or liabilities in respect thereof, except in the Ordinary Course or that is necessary with respect to the preservation of the Company Material Property and other material circumstances;

(vi)	make any loans, advances or capital contributions to, or investments in, any other Person;

(vii)	create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof, except as it relates to working capital requirements of the Company in the Ordinary Course;

(viii)	create or permit to exist any new Encumbrance (other than Permitted Encumbrances) upon any assets of the Company, whether tangible or intangible;

(ix)	other than in connection with the capitalization of the Intercompany Indebtedness, issue or commit to issue any shares of its capital stock, or rights, warrants or options to purchase such shares, or any securities convertible into such shares, warrants or options;

(x)	alter or amend in any way its constating documents as the same exist at the date of this Agreement,

(xi)	sell, transfer, dispose of, lease, encumber, relinquish, abandon, grant any option to purchase or right of first offer/refusal over the Company or any of its material assets;

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(xii)	reduce, divide, unify, or make any administrative correction to, the surface area comprised by the Company Material Mining Rights;

(xiii)	enter into any employment or consulting agreement with any director, officer or employee who has a policy-making function involving any Governmental Authority, or hire or promote any such Person;

(xiv)	make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, enter into any closing agreement with respect to a material amount of Taxes or settle any material Tax claim, audit or assessment;

(xv)	settle, offer or propose to settle, compromise, assign or release any material Proceeding brought against it or any other Company;

(xvi)	enter into any Contract creating a joint venture or partnership or effecting a business combination or other similar arrangement with another Person;

(xvii)	enter into any other Company Material Contract or materially amend, modify or terminate any Company Material Contract or cancel, waive or assign any material rights thereunder except for such Company Material Contracts that are required to be extended or to be amended to correct minor deficiencies in order for such Company Material Contracts to have full legal effects;

(xviii)	perform any act or enter into any transaction or negotiation which might materially adversely interfere or be materially inconsistent with the consummation of the Transactions or the Private Placement Financing, provided that, in respect of the Private Placement Financing, this Section 4.3(a)(xviii) shall not be construed to limit Orion Resource Partners (USA) LP, its Affiliates or managed funds in engaging in their normal course of business and any such activities in their normal course, insofar as they are conducted in good faith and not intentionally prejudicial to the Private Placement Financing; or

(xix)	agree or commit to do any of the foregoing.

(b)	Except as contemplated or permitted by this Agreement, from the date hereof until the earlier of the Closing Date and the termination of this Agreement, the Seller shall, in the Ordinary Course cause the Company to maintain the Company Material Property in good standing in all material respects in accordance with Applicable Laws, Company Surface Agreements, Permits and other relevant Company Material Contracts, including commercially reasonable and prudent care, maintenance and security of infrastructure at the Company Material Property in all material respects.

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(c)	The Seller shall promptly furnish to the Buyer such information relating to the Seller and the Company as may reasonably be requested by the Buyer for inclusion in the Circular, including the Company Financial Statements and a description of the Company, its business, the Company Material Property and such other information as may be required to be included in the Circular in accordance with Applicable Law, which information shall be complete, true and accurate in all material respects and not misleading and there will be no other facts known to the Seller at the time of the filing of the Circular the omission of which would make any information provided by the Seller to the Buyer for inclusion in the Circular relating to the Seller, the Company or the assets of the Company misleading. The provision of such information for inclusion in the Circular by the Seller to the Buyer will be deemed to be a representation and warranty by the Seller to the Buyer that the information is complete, true and accurate in all material respects and not misleading and there are no other facts known to the Seller at the time of the filing of the Circular the omission of which would make such information provided by the Seller to the Buyer relating to the Seller, the Company or the assets of the Company, as applicable, misleading.

(d)	The Seller will, upon receiving reasonable notice from the Buyer, permit the Buyer and its authorized representatives to have reasonable access to the Company Material Property at the sole risk and expense of the Buyer and during normal business hours to perform such further inspections of and concerning the Company Material Property as the Buyer may deem appropriate, acting reasonably.

(e)	The Seller shall cause the authors of the Transaction Technical Report to deliver the Transaction Technical Report, together with the customary certifications and consents required by NI 43-101, to the Buyer in connection with the filing of the Transaction Technical Report concurrently with the earlier to occur of: (i) the date of filing of the Circular; and (ii) the date that is not later than 45 days of the Buyer’s press release disclosing the Transaction.

(f)	The Seller shall cause the Company to: (i) on or before Closing, submit with the applicable Governmental Authority (being the Mexican Army Ministry (Secretaría de la Defensa Nacional)) the request for the requisite approval, authorization or other applicable affirmation with respect to the change of shareholders of the Company derived from the transactions contemplated hereunder with respect to the general permit 3121-QRO granted on November 9, 2021 for the use of certain explosives by the Company; and (ii) use commercially reasonable efforts to obtain such requisite approval, authorization or other applicable affirmation as soon as practicable after filing; provided, however, that if it has not been obtained prior to Closing or if the general permit is cancelled or revoked prior to or after Closing as a result of such filing, the Seller shall have no liability except to cooperate with Buyer in causing the Company to continue pursuing such requisite approval, authorization or other applicable affirmation or a new general permit.

(g)	From and after the date of this Agreement, the Seller shall pay, settle or otherwise resolve the Company Payables in accordance with, and shall provide to the Buyer the deliverables contemplated by, the Company Payables Framework.

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Article 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions.

The obligations of the Parties to consummate the Transactions shall be subject to the following conditions, which may be waived by the mutual consent of the Parties in whole or in part:

(a)	The approval of the Buyer Shareholders’ Resolutions in accordance with Applicable Laws;

(b)	The TSX shall have approved the Transactions; and

(c)	The Consideration Shares and any Buyer Shares to be issued under the Transfer Agreement shall have been conditionally approved for listing by the TSX.

5.2	Conditions to the Buyer’s Obligations.

The obligations of the Buyer to consummate the Transactions shall be subject to the following conditions for the exclusive benefit of the Buyer, which may be waived by the Buyer in whole or in part:

(a)	The Seller shall have performed and complied in all material respects with all covenants and obligations of this Agreement to be complied with and performed by the Seller at or before Closing.

(b)	All Seller Fundamental Representations shall be true and correct in all respects and all other representations and warranties of the Seller in this Agreement shall be true and correct in all material respects (or, if qualified by materiality, in all respects) as of the date of Closing, with the same force and effect as if made on and as of that date, except:

(i)	to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects or, if qualified by materiality, in all respects as of such earlier date; and

(ii)	for changes expressly contemplated and permitted by this Agreement.

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(c)	There shall be no Order or Applicable Law in effect that prohibits the consummation of the Transactions, provided that each Party shall have taken all actions required by Section 4.1(e) to prevent the occurrence or entry of such Order or Applicable Law and to remove or appeal such Order or Applicable Law as promptly as possible.

(d)	No Seller Material Adverse Effect shall have occurred since the date of this Agreement.

(e)	The Investor Rights Agreement shall have been entered into or shall be entered into concurrently with the Closing.

(f)	The Intercompany Indebtedness shall have been capitalized in accordance with the steps specified in the Seller Disclosure Letter.

(g)	The M Grupo JV Arrangements shall have been terminated in accordance with the Transfer Agreement.

(h)	The Company Closing Payables shall have been paid in full in accordance with the Company Payables Framework and the Seller shall have provided evidence of same, in form and substance satisfactory to the Buyer, acting reasonably.

(i)	The Company shall have entered into definitive documentation in respect of the Company Settlement Payables, in form and substance satisfactory to the Buyer, acting reasonably, in accordance with the Company Payables Framework.

The foregoing conditions are for the exclusive benefit of the Buyer and any such condition may be waived in whole or in part by the Buyer at or prior to the Closing by delivering to the Seller a written waiver to that effect executed by the Buyer. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity the Buyer may have, including any claims the Buyer may have for breach of covenant, representation or warranty by the Seller, and also without prejudice to the rights of termination of the Buyer in the event of non-performance of any other conditions in whole or in part.

5.3	Conditions to the Seller’s Obligations.

The obligations of the Seller to consummate the Transactions shall be subject to the following conditions, for the exclusive benefit of the Seller, which may be waived by the Seller in whole or in part:

(a)	The Buyer shall have performed and complied in all material respects with all covenants and obligations in this Agreement to be complied with and performed by the Buyer at or before Closing.

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(b)	All representations and warranties of the Buyer in this Agreement shall be true and correct in all material respects (or, if qualified by materiality, in all respects) as of the date of Closing with the same force and effect as if such representations and warranties had been made on and as of that date, except:

(i)	to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects (or, if qualified by materiality, in all respects) as of such earlier date; and

(ii)	for changes expressly contemplated and permitted by this Agreement.

(c)	No Buyer Material Adverse Effect shall have occurred since the date of this Agreement.

(d)	There shall be no Order or Applicable Law in effect that prohibits the consummation of the Transactions, provided that each Party shall have taken all actions required by Section 4.1(e) to prevent the occurrence or entry of such Order or Applicable Law and to remove or appeal such Order or Applicable Law as promptly as possible.

(e)	The Investor Rights Agreement shall have been entered into or shall be entered into concurrently with the Closing.

(f)	Subject to compliance with all of the requirements of the Investor Rights Agreement, the nominees of the Seller for appointment to the Buyer’s board of directors as contemplated in the Investor Rights Agreement shall have been appointed effective as of the Closing Date.

(g)	The Debentures shall have been restructured on terms and conditions set out in the letter of intent included in the Buyer Disclosure Letter, such restructuring satisfactory to the Seller, acting reasonably.

(h)	The Buyer Shares shall have been delisted from the NYSE American.

(i)	The M Grupo JV Arrangements shall have been terminated in accordance with the Transfer Agreement and the Buyer Shares issuable to M Grupo on the Closing Date pursuant to the terms of the Transfer Agreement shall be issued concurrently with the issuance to the Seller of the Closing Date Consideration Shares.

The foregoing conditions are for the exclusive benefit of the Seller and any such condition may be waived in whole or in part by the Seller at or prior to the Closing by delivering to the Buyer a written waiver to that effect executed by the Seller. Delivery of any such waiver shall be without prejudice to any rights and remedies at Applicable Law and in equity the Seller may have, including any claims the Seller may have for breach of covenant, representation or warranty by the Buyer, and also without prejudice to the rights of termination of the Seller in the event of non-performance of any other conditions in whole or in part.

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Article 6
CLOSING

6.1	Closing; Time and Place.

Other than as specifically contemplated in this Agreement, the consummation and closing of the Transactions (“Closing”) shall take place at the offices of Torys LLP or such other location as the Buyer and the Seller agree upon, on the Closing Date. Prior to Closing, Seller will deliver the Seller’s Closing Deliveries and Buyer will deliver the Buyer’s Closing Deliveries into escrow (collectively, the “Transaction Closing Deliveries”) at the offices of Torys LLP or by exchange of documents via electronic mail. Subject to the satisfaction or waiver of the conditions precedent in Article 5 and delivery of the Transaction Closing Deliveries, the Parties shall release the Transaction Closing Deliveries from escrow and Closing will be completed upon such release.

6.2	Seller’s Closing Deliveries.

At Closing, the Seller shall deliver or cause to be delivered to the Buyer the following:

(a)	Share Certificates. A physical share certificate representing the Purchased Shares duly endorsed for transfer in favour of the Buyer or its nominee, as the case may be, executed and delivered by the Seller.

(b)	Certificates of Good Standing. (i) an excerpt and a negative certificate with respect to the Seller issued by the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés) the Business Day prior to the Closing Date; (ii) an electronic mercantile folio in respect of the Company issued by the relevant Mexican Public Registry of Commerce as close as reasonably practicable to the Closing Date; and (iii) a Tax ID Code (CIF) (constancia de situación fiscal) issued by SAT with respect to the Company, issued the Business Day prior to the Closing Date.

(c)	Bring-down Certificate. A certificate, dated as of the date of Closing, executed by one executive officer or the equivalent of the Seller, certifying that the conditions stated in Sections 5.2(a), 5.2(b) and 5.2(d) have been satisfied.

(d)	Officer’s Certificate. A certificate dated as of the date of Closing, executed by one of the Seller’s executive officers (or equivalent), certifying (i) the constating documents and by-laws of each of the Company and the Seller; (ii) the incumbency of certain signing officers (or equivalent) of the Seller; and (iii) the corporate resolutions of the Seller approving the execution and delivery of, and performance of the Seller’s obligations under, this Agreement.

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(e)	Resignations and Releases. Resignations of the officers and directors of the Company and executed mutual releases from each such individual, in the form to be agreed by the Seller and the Buyer, acting reasonably, such resignations and releases to be effective as at the Closing Date, and duly executed terminations of all powers of attorney grated to such directors and officers to be effective as at the Closing Date.

(f)	Resolutions. Copies of the notarized shareholders’ meeting resolutions of the Company, effective as of the Closing Date, approving: (A) the resignations, effective as of the Closing Date as contemplated by Section 6.2(e) and conditioned upon the consummation of Closing, of the resigning director and officers (whose names shall be notified in writing by the Buyer no later than 5 (five) Business Days prior to the Closing Date) hereto releasing each of them from any and all liability in which they might have incurred in connection with the lawful performance of their respective duties; (B) the revocation, effective as of the Closing Date, of the powers of attorney conferred in favor of all attorneys-in-fact (other than those identified in writing by the Buyer no later than 5 (five) Business Days prior to the Closing Date), releasing each and every one of such attorneys-in-fact from any and all liability in which they might have incurred in connection with the lawful performance of their respective duties; (C) the appointment of the new members of the board of directors, secretary and examiner (comisario) of the Company nominated by the Buyer, as applicable, whose names shall be notified in writing by the Buyer no later than 5 (five) Business Days prior to the Closing Date; and (D) the appointment of the attorneys-in-fact of the Company whose names shall be notified in writing by the Buyer no later than 5 (five) Business Days prior to the Closing Date.

(g)	Share Registry. Copy of the entries made in the stock registry book of the Company reflecting the transfer of the Purchased Shares, for the benefit of Buyer, and the Buyer’s nominee, certified by the secretary of the Company as identical to the relevant entry recorded in the respective registry book.

(h)	Title Opinion. An updated title opinion in respect of the Company Material Property dated and effective as of the Closing Date, in the form attached as Schedule C.

(i)	Concessions Restoration. With respect to the concessions denominated Aurcana I Fracción 1, title 240734, and Aurcana II, title 240737 (together, the “Lapsed Concessions”), (i) the Company will have made the payments (i.e., surcharges) corresponding to any prior late payments of the Mining Duties for the first half of 2020 and the payment of Mining Duties in respect of the second half of 2022; and (ii) the Seller will provide the Buyer copies of (A) the Company’s record of payments showing that the late payments of the Mining Duties for the first half of 2020 and the payment of Mining Duties for the second half of 2022 were made (comprobante de pago) by the Company and (B) the brief filed with the competent mining authorities confirming that the Mining Duty payments and complementary payments were made for the years 2019 through 2022 (including specifying the allocation of such payments to the applicable concessions and time period).

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(j)	Company Payables. (i) evidence that the Company Closing Payables have been paid in full in accordance with Section 5.2(h); and (ii) definitive documentation evidencing the settlement of the Company Settlement Payables prepared and duly executed in accordance with the Company Payable Framework in accordance with Section 5.2(i).

(k)	Guarantee. The Guarantee duly executed by Orion Mine Finance (Master) Fund I LP.

(l)	Other. Such other documents and instruments as shall be necessary to effect the intent of this Agreement and consummate the Transactions.

(together, the “Seller’s Closing Deliveries”).

6.3	Buyer’s Closing Deliveries.

At Closing, the Buyer shall deliver or cause to be delivered to the Seller or such of the Seller’s Affiliates as the Seller shall direct the following:

(a)	Certificate of Good Standing. A certificate of good standing (or equivalent) with respect to the Buyer issued the Business Day prior to the Closing Date.

(b)	Conditional Approval. Evidence satisfactory to the Seller of the conditional approval (which shall be subject only to customary conditions) by the TSX for the listing of the Consideration Shares and any Buyer Shares to be issued under the Transfer Agreement.

(c)	Delisting. Evidence satisfactory to the Seller of the delisting of the Buyer Shares from the NYSE American.

(d)	Officer’s Certificate. A certificate dated as of the date of Closing, executed by one of its executive officers, certifying (i) the constating documents and by-laws of the Buyer; (ii) the incumbency of signing officers of the Buyer; (iii) the corporate resolutions of the Buyer approving the execution and delivery of, and performance of the Buyer’s obligations under, this Agreement; and (iv) the Buyer Shareholders’ Resolutions approved in accordance with Applicable Laws.

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(e)	Bring-down Certificate. A certificate dated as of the date of Closing, executed by one of its executive officers, certifying that the conditions stated in Sections 5.3(a), 5.3(b) and 5.3(c) have been satisfied.

(f)	Transfer Agent. A certificate from the Buyer’s transfer agent certifying (i) its appointment as transfer agent and registrar of the Buyer Shares and (ii) the issued and outstanding Buyer Shares as at the close of business on the Business Day prior to the Closing Date.

(g)	Delivery of Shares. (i) electronic deposit of the Consideration Shares registered in the name of one or more of the Seller or an Affiliate of the Seller as directed by the Seller (such instructions to be provided by the Seller to the Buyer in writing not less than ten days prior to the Closing Date); and (ii) issuance of the Buyer Shares to be issued on the Closing Date in accordance with the provisions of the Transfer Agreement registered in the name of one or more of M Grupo or an Affiliate of M Grupo as directed by M Grupo.

(h)	Other. Such other documents and instruments as shall be necessary to effect the intent of this Agreement and consummate the Transactions.

(together, the “Buyer’s Closing Deliveries”).

Article 7
POST-CLOSING COVENANTS

7.1	Notice of Commencement of Production

As soon as reasonably practicable and in any event not less than 30 days prior to the anticipated date of Commencement of Production, the Buyer shall give the Seller written notice of the anticipated date of Commencement of Production. The Buyer shall provide the Seller with written notice of Commencement of Production on the date of Commencement of Production.

Article 8
survival and indemnification

8.1	Survival of Representations, Warranties and Covenants

Subject to Section 8.6, all representations, warranties and covenants contained in this Agreement and in all other agreements, documents and certificates delivered pursuant to or contemplated by this Agreement (other than the conditions of Closing set out in Article 6) shall survive the Closing and shall not merge.

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8.2	Indemnification by the Seller

Subject to the limitations set out elsewhere in this Article 8, the Seller shall indemnify and save harmless the Buyer from and against all Losses suffered or incurred by the Buyer as a result of or arising directly or indirectly out of or in connection with:

(a)	any inaccuracy or breach by the Seller of any Seller Fundamental Representation;

(b)	any inaccuracy or breach by the Seller of any representation or warranty of the Seller contained in this Agreement (other than an inaccuracy or breach of a Seller Fundamental Representation);

(c)	any liability for Pre-Closing Date Period Taxes (including, in the case of any Pre-Closing Straddle Period);

(d)	any liability owing to M Grupo that arises out of or relates to the M Grupo JV Arrangements (the “M Grupo Indemnity”); and

(e)	any breach or non-performance by the Seller or the Company of any covenant of the Seller contained in this Agreement.

8.3	Indemnification by the Buyer

Subject to the limitations set out elsewhere in this Article, the Buyer shall indemnify and save harmless the Seller from and against all Losses suffered or incurred by the Seller as a result of or arising directly or indirectly out of or in connection with:

(a)	any inaccuracy or breach by the Buyer of any Buyer Fundamental Representation;

(b)	any inaccuracy or breach by the Buyer of any representation or warranty of the Buyer contained in this Agreement (other than an inaccuracy or breach of a Buyer Fundamental Representation); and

(c)	any breach or non-performance by the Buyer of any covenant of the Buyer contained in this Agreement.

8.4	Limitation of Liability

(a)	The Buyer shall not be entitled to require payment in respect of any Loss pursuant to the indemnities contained in Section 8.2 and the Seller shall not be liable for any indemnity payment thereunder unless either alone or together with the amount finally agreed or adjudicated to be payable in respect of Losses for which the Buyer would otherwise be entitled to require payment under such indemnities, such Loss exceeds the Minimum Loss Amount, provided that this limitation shall not apply to (i) any Pre-Closing Date Period Taxes; or (ii) the M Grupo Indemnity.

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(b)	The Buyer shall only be entitled to require and receive payment on the indemnities contained in Section 8.2 or Section 4.1(b)(viii):

(i)	on the portion of Losses in respect of representations and warranties of the Seller (other than the Seller Fundamental Representations) that exceeds the Minimum Loss Amount and as against the Seller only up to the Threshold Amount;

(ii)	on the portion of Losses in respect of Seller Fundamental Representations that exceeds the Minimum Loss Amount and as against the Seller only up to the Aggregate Purchase Price actually paid (including, for certainty, any portion of the Aggregate Purchase Price paid pursuant to Section 2.2(a)(ii) or Section 2.2(a)(iii) and including, for certainty, amounts paid to Affiliates of the Seller pursuant to this Agreement and to M Grupo in accordance with the Transfer Agreement); and

(iii)	on the portion of Losses in respect of, collectively, any Pre-Closing Date Period Taxes and the indemnity in Section 4.1(b)(viii) as against the Seller only up to the Aggregate Purchase Price actually paid (including, for certainty, any portion of the Aggregate Purchase Price paid pursuant to Section 2.2(a)(ii) or Section 2.2(a)(iii) and including, for certainty, amounts paid to Affiliates of the Seller pursuant to this Agreement and to M Grupo in accordance with the Transfer Agreement).

(c)	The Seller shall not be entitled to require payment in respect of any Loss pursuant to the indemnities contained in Section 8.3 (other than in respect of a failure to pay a portion of the Aggregate Purchase Price) and the Buyer shall not be liable for any indemnity payment thereunder unless either alone or together with the amount finally agreed or adjudicated to be payable in respect of Losses for which the Buyer would otherwise be entitled to require payment under such indemnities, such Loss exceeds the Minimum Loss Amount. Once the Minimum Loss Amount has been exceeded, the Seller shall only be entitled to require payment on the indemnities contained in Section 8.3 (other than in respect of a failure to pay a portion of the Aggregate Purchase Price) on the portion of Losses that exceeds the Minimum Loss Amount and only up to:

(i)	the Threshold Amount with respect to the representations and warranties other than the Buyer Fundamental Representations; and

(ii)	the Aggregate Purchase Price actually paid (including, for certainty, any portion of the Purchase Price paid pursuant to Section 2.2(a)(ii) or Section 2.2(a)(iii)) with respect to the Buyer Fundamental Representations.

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(d)	Notwithstanding any other provision in this Article 8, for the avoidance of doubt, in no event shall: (i) the aggregate liability of the Buyer in respect of all breaches of this Agreement and indemnities under this Agreement (including, for greater certainty, Section 8.3) exceed the Aggregate Purchase Price actually paid; or (ii) the aggregate liability of the Seller in respect of all breaches of this Agreement and all indemnities under this Agreement (including, for greater certainty, Section 8.2, but excluding the M Grupo Indemnity in respect of which there shall be no limitation on the aggregate liability of the Seller) exceed the Aggregate Purchase Price actually paid, provided that, for certainty, for this purpose the Aggregate Purchase Price shall reflect the deferred consideration payable pursuant to Sections 2.2(a)(ii) and 2.2(a)(iii) and under the Transfer Agreement as and when such amounts are paid.

(e)	For the purposes of Sections 8.3(a) and 8.3(b):

(i)	Losses arising out of separate sets of facts, matters or circumstances will not be treated as an individual Loss, even if each set of facts, matters or circumstances may be a breach of the same representation and warranty; and

(ii)	Losses of the same or similar nature arising out of the same or similar facts, matters and circumstances will be treated as a single, individual Loss.

8.5	Notice of Claim

(a)	A Party that may be entitled to make a claim for indemnification (a “Indemnification Claim”) under this Agreement (the “Indemnified Party”) shall give written notification to the other Party (the “Indemnifying Party”) of such Indemnification Claim (a “Notice of Claim”) promptly upon becoming aware of the Indemnification Claim, but in no event later than the relevant date, if any, specified in Section 8.6. The Notice of Claim shall specify whether the Indemnification Claim arises as a result of a Claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity, to the extent that the information is available, the factual basis for the Indemnification Claim and the amount of the Indemnification Claim.

(b)	If an Indemnified Party fails to provide the Indemnifying Party with a Notice of Claim promptly as required by Section 8.5(a), the Indemnifying Party shall be relieved of the obligation to pay damages to the extent it can show that it was prejudiced in its defence of the Indemnification Claim or in proceeding against a third party who would have been liable to it by the fact of the delay, but the failure to provide such Notice of Claim promptly shall not otherwise release the Indemnifying Party from its obligations under this Article.

(c)	If the date by which a Notice of Claim must be given as set out in Section 8.6 in respect of a breach of representation and warranty has passed without any Notice of Claim having been given to the Indemnifying Party, then the related Indemnification Claim shall be forever extinguished, notwithstanding that by the date specified in Section 8.6 the Indemnified Party did not know, and in the exercise of reasonable care could not have known, of the existence of the Indemnification Claim.

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8.6	Time Limits for Notice of Claim

(a)	Seller shall not be required to indemnify or save harmless the Buyer pursuant to Section 8.2 unless the Buyer shall have provided to the Seller a Notice of Claim within the following time limits:

(i)	with respect to an Indemnification Claim for any breach of any of the representations and warranties of the Seller contained in this Agreement involving fraud on the part of the Seller, at any time after Closing until the ultimate limitation period;

(ii)	with respect to the Seller Fundamental Representations and the M Grupo Indemnity, not later than five (5) years after the Closing Date;

(iii)	with respect to the representations and warranties set out in Item 22 (Taxes) of Schedule 3.1, Section 4.1(b)(viii) and Section 8.2(c), not later than the day that is 60 days after the expiration of the period, if any, during which an assessment, reassessment or other form of recognized written demand assessing liability for Tax, interest or penalties under applicable legislation in respect of any taxation year to which such representations and warranties relate may be issued to the Company under such legislation; and

(iv)	with respect to all other representations and warranties of the Seller contained in this Agreement (other than the Seller Fundamental Representations), not later than eighteen (18) months after the Closing Date.

(b)	The Buyer shall not be required to indemnify or save harmless the Seller pursuant to Section 8.3 unless the Seller shall have provided to the Buyer a Notice of Claim within the following time limits:

(i)	with respect to an Indemnification Claim for any breach of any of the representations and warranties of the Buyer contained in this Agreement involving fraud on the part of the Buyer, at any time after Closing until the ultimate limitation period;

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(ii)	with respect to the Buyer Fundamental Representations, not later than five (5) years after the Closing Date; and

(iii)	with respect to all other representations and warranties of the Buyer contained in this Agreement (excluding the Buyer Fundamental Representations), not later than eighteen (18) months after the Closing Date.

8.7	Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Indemnification Claim, the Indemnifying Party shall have forty-five (45) days to make such investigation of the Indemnification Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Indemnification Claim, together with all such other information as the Indemnifying Party may reasonably request. If both Parties agree at or prior to the expiration of such forty-five (45) day period (or any mutually agreed upon extension thereof) to the validity and amount of such Indemnification Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Indemnification Claim, failing which the matter shall be determined by a court of competent jurisdiction.

8.8	Third Party Claims

(a)	The Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 10 days after receipt of notice of a Third Party Claim, at its expense, to participate in or assume control of the negotiation, settlement or defence of any Third Party Claim and if the Indemnifying Party assumes control, it shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses prior to the time the Indemnifying Party assumed control. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to a legal conflict or actual or potential differing interests between them (such as the availability of different defences). The Indemnifying Party shall not settle any Claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, unless the proposed settlement involves only the payment of money damages to be paid solely by or on behalf of the Indemnifying Party, makes no admission or acknowledgment of liability or culpability with respect to the Indemnified Party and does not impose an injunction or other form of relief upon the Indemnified Party.

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(b)	If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control.

(c)	If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to incur losses or make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may incur such Losses or make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party. In addition, the Indemnifying Party shall post all security required by any Governmental Authority having jurisdiction, including for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(d)	The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available). The obligation of the Indemnifying Party to indemnify the Indemnified Party in respect of a Claim shall terminate if the Indemnified Party settles such Claim without the consent of the Indemnifying Party.

8.9	Adjustments

(a)	The amount of any Loss for which indemnification is provided in this Article 8 will be adjusted to take into account any tax benefit or other benefit actually realized by the Indemnified Party by reason of the Loss for which indemnification is so provided.

(b)	In determining the amount of any Losses under this Article 8, such Losses will be increased to take into account any Tax actually incurred by the Indemnified Party as a result of the matter giving rise to such Losses.

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(c)	Where an Indemnified Party is, or would be likely to be, entitled to recover or be compensated or indemnified by another Person, whether by way of contract, indemnity or otherwise (including under a policy of insurance), any amount in respect of an Indemnification Claim made by the Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party of such right or entitlement, take all reasonable steps to seek recovery of that amount and keep the Indemnifying Party at all times fully and promptly notified of the status of such recovery. The amount of the Indemnification Claim by the Indemnified Party shall be reduced by any amount actually recovered by the Indemnified Party (net of all reasonable out of pocket costs and expenses incurred in doing so and any Tax paid or payable on the amount recovered).

(d)	If, after an Indemnifying Party has made a payment in respect of an Indemnification Claim, an Indemnified Party recovers from or is paid by another Person any amount in respect of the Loss that gave rise to the Indemnification Claim, the Indemnified Party shall promptly, and in any event within ten (10) Business Days, pay to the Indemnifying Party, the lesser of: (i) the amount of the Loss that was recovered or paid; and (ii) the amount paid by the Indemnifying Party to the Indemnified Party in respect of the Indemnification Claim, in either case net of all reasonable out of pocket costs and expenses incurred in obtaining the recovery or payment and any Tax paid or payable as a result of receiving such recovery or payment.

(e)	Any indemnity payment made under this Article, including pursuant to Section 8.9(d), shall be treated by the Seller on the one hand, and the Buyer on the other hand, as an adjustment to the Purchase Price.

8.10	Exclusivity

(a)	From and after Closing, except as set forth in Section 8.10(b), no Party may make any Claim in respect of this Agreement or any agreement, certificate or other document delivered pursuant hereto, or in respect of any breach or termination thereof, against any other Party except by making a Indemnification Claim pursuant to and in accordance with this Article. If any Losses are suffered or incurred by one Party as contemplated by Section 8.2 or 8.3, and there has been a refusal by the other Party to make payment or otherwise provide satisfaction in respect of such Losses, then a Proceeding is the appropriate means to seek a remedy for such refusal. This Article 8 shall remain in full force and effect in all circumstances and shall not be terminated by any breach (fundamental, negligent or otherwise) by any Party of its representations, warranties or covenants under this Agreement or under any Closing document or by any termination or rescission of this Agreement by any Party.

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(b)	Notwithstanding Section 8.10(a), the Parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a Party inadequately compensable in damages. Accordingly, a Party may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without the requirement of posting a bond or other security).

Article 9
TERMINATION

9.1	Termination Events.

This Agreement may be terminated and the Transactions may be abandoned:

(a)	at any time, by the mutual written agreement of the Buyer and the Seller;

(b)	by the Buyer upon written notice to the Seller, if any of the conditions in Section 5.2 shall not have been satisfied on or before the Outside Date, for any reason other than a material breach or default by the Buyer of its covenants, agreements, or other obligations hereunder, or any of its representations herein not being true and accurate in all material respects when made or when otherwise required by this Agreement to be true and accurate in all material respects;

(c)	by the Seller upon written notice to the Buyer, if any of the conditions in Section 5.3 shall not have been satisfied on or before the Outside Date, for any reason other than a material breach or default by the Seller of their covenants, agreements, or other obligations hereunder, or any of their representations herein not being true and accurate in all material respects when made or when otherwise required by this Agreement to be true and accurate in all material respects;

(d)	by the Seller, if prior to the Closing Date a representation or warranty of the Buyer contained in this Agreement shall be inaccurate or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), or a material failure to perform any covenant or agreement on the part of the Buyer set forth in this Agreement shall have occurred (provided such inaccuracy or failure to perform has not been cured within 10 Business Days of receipt of written notice to Buyer from the Seller with respect to such inaccuracy or failure to perform), in each case that would cause one or more conditions set forth in Section 5.3 not to be satisfied; provided that the Seller is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 5.2 not to be satisfied;

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(e)	by the Buyer, if prior to the Closing Date a representation or warranty of the Seller contained in this Agreement shall be inaccurate or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), or a material failure to perform any covenant or agreement on the part of the Seller set forth in this Agreement shall have occurred (provided such inaccuracy or failure to perform has not been cured within 10 Business Days of receipt of written notice to Seller from the Buyer with respect to such inaccuracy or failure to perform), in each case that would cause one or more conditions set forth in Section 5.2 not to be satisfied; provided that the Seller is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 5.3 not to be satisfied; or

(f)	by either the Seller or the Buyer (the “First Party” for the purposes of this Section 9.1(f)), by written notice to the other Party, if any permanent Order having the effect of permanently restraining, enjoining or prohibiting the Transactions shall have become final and non-appealable, provided that the First Party has complied with all of its obligations hereunder in all material respects.

9.2	Effect of Termination.

If this Agreement shall be terminated pursuant to Section 9.1, all obligations of the parties hereunder shall terminate, except for the obligations in Section 4.1(a), this Section 9.2 and Article 10. Any termination under Section 9.1 shall be without prejudice to any right or remedy of any Party with respect to a breach of this Agreement by any other Party.

Article 10
MISCELLANEOUS PROVISIONS

10.1	Expenses.

Except as otherwise set out in this Agreement, each of the Parties shall bear its own costs and expenses arising from the Transactions, including the negotiation and implementation of the Transaction Documents.

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10.2	Notices.

All notices, requests, demands, applications, services of process, and other communications which are required to be or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if sent by electronic mail or delivered by courier or mailed, certified first class mail, postage prepaid, return receipt requested, to the parties hereto at the following addresses:

(a)	To the Seller:

Orion Resource Partners (USA) LP

7 Bryant Park

1045 Avenue of the Americas, Floor 25

New York, NY 10018

Attention:	General Counsel
Email:	[Redacted – Personal Information]

With a copy (which shall not constitute notice) to:

Dalu S.à r.l.

[Redacted – Personal Information]

Attention:	Board of Directors
Email:	[Redacted – Personal Information]

And to:

Torys LLP

79 Wellington Street West, Suite 3000

Toronto, Ontario

M5K 1N2

Attention:	Michael Pickersgill
Email:	[Redacted – Personal Information]

(b)	To the Buyer:

Excellon Resources Inc.

10 King Street E., Suite 200

Toronto, Ontario

M5C 1C3

Attention:	Chief Legal Officer
Email:	[Redacted – Personal Information]

With a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place, Suite 6200

Toronto, Ontario

M5X 1B8

Attention:	James R. Brown
Email:	[Redacted – Personal Information]

or to such other address as any Party shall have furnished to the other by notice given in accordance with this Section. Such notice shall be effective, (i) if delivered in person or by courier, upon actual receipt by the intended recipient, (ii) if sent by electronic mail, upon receipt, or (iii) if mailed, upon the date of first attempted delivery.

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10.3	Entire Agreement.

This Agreement, including the Schedules hereto and the other Transaction Documents, sets forth the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, letters of intent or agreements in principle between them.

10.4	Amendments and Waivers.

No amendment to this Agreement may be made unless agreed to by the Parties in writing. The Parties may, by an instrument in writing signed on behalf of the Parties, waive compliance by any other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

10.5	Conflict between Documents.

Unless otherwise specifically stated, the provision of this Agreement shall govern and prevail in the event of any inconsistency or conflict between the terms hereof and of any assignment agreements or other document or instrument executed or delivered by any Party in connection with the Transactions.

10.6	Binding Effect; Benefits.

This Agreement shall enure to the benefit of and will be binding upon the Parties hereto and their respective successors and permitted assigns.

10.7	Assignment.

(a)	Subject to Sections 10.7(b) and 10.7(c), neither the Buyer nor the Seller shall sell, pledge, assign or otherwise transfer their rights or obligations under this Agreement without the prior written consent of the other Parties and any attempt to do so shall be void.

(b)	The Buyer may assign all of its rights and obligations under this Agreement to a wholly-owned subsidiary of the Buyer without the prior consent of the Seller, provided that (i) such wholly-owned subsidiary first agrees in writing to be bound by the Buyer’s applicable obligations under this Agreement and the Transfer Agreement; and (ii) the Buyer shall not be released from any obligations under this Agreement or the Transfer Agreement.

(c)	The Seller may assign all or a portion of its rights and obligations under this Agreement to Orion Mine Finance (Master) Fund I LP or any other Person owned by Orion Mine Finance (Master) Fund I LP without the prior consent of the Buyer, provided that (i) such transferee first agrees in writing to be bound by the Seller’s applicable obligations under this Agreement and the Investor Rights Agreement; (ii) the Guarantee is confirmed in writing by Orion Mine Finance (Master) Fund I LP to be effective in respect of the transferee’s obligations so assigned; and (iii) the Consideration Shares held by the Seller and, as applicable, the Seller’s entitlement to the First Deferred Payment and the Second Deferred Payment (including payments by way of cash) (or, in the case of a partial transfer, the appropriate pro rata portion of such Consideration Shares or any such entitlement to the First Deferred Payment and the Second Deferred Payment) are transferred to such transferee concurrently with such assignment.

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10.8	Counterparts; Electronic Signature.

This Agreement may be executed by electronic mail in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same instrument.

10.9	Further Assurances.

Each of the Buyer and the Seller shall do all such things and provide all such reasonable assurances as may be required to consummate the Transactions, and each such Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

10.10	Governing Law, Disputes and Arbitration.

(a)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)	In the event of any dispute, claim, question or disagreement (each a “Dispute”) arising out of or relating to this Agreement, the Parties shall use all reasonable endeavours to settle such Dispute. To this effect, the Parties shall consult and negotiate with each other and, recognizing their mutual interests, attempt to reach a satisfactory solution. If they do not reach settlement within a period of 30 days, then, upon notice by any Party to the others, any unresolved Dispute arising out of or relating to this Agreement shall be settled by arbitration administered by the International Centre for Dispute Resolution Canada in accordance with its Canadian Arbitration Rules. The number of arbitrators shall be one. The place of arbitration shall be Toronto, Ontario. The language of the arbitration shall be English. The costs of the arbitration including legal fees, independent advisor fees and disbursements shall be fixed by the arbitrator and allocated between the parties in its award on the merits of the dispute or in a separate award after receiving further submissions from the Parties. The Parties irrevocably and unconditionally waive any objection to the venue of any Dispute or proceeding administered by International Centre for Dispute Resolution Canada and irrevocably waive and agree not to plead or claim in that forum that such Dispute has been brought in an inconvenient forum.

(c)	The Seller irrevocably appoints Torys LLP (at the address set forth in Section 10.2) as their authorized attorney and agent to accept and acknowledge, for and on behalf of each of them, service of any and all process in the Province of Ontario, Canada in any suit, Dispute or proceeding arising out of or relating to this Agreement. The Seller agrees that service of process upon such attorney and agent by delivering a copy thereof, in care of such attorney and agent, at the above address, shall be conclusively deemed to have come to the notice of the Seller at the time of such delivery and shall constitute in every respect valid and effective personal service upon the Seller at the time of such delivery, and that failure by such attorney and agent to give notice of such service to the Seller shall not affect the validity or effect of such service or any judgment or order based thereon or arising therefrom. The Seller irrevocably authorizes and directs such attorney and agent to accept service on its behalf and agrees to appear in such suit, Dispute or proceeding. The Seller further agrees to take all action as may be necessary to confirm and continue in full force and effect the appointment of such attorney and agent so that the Seller shall have an attorney and agent for service of process in the Province of Ontario, Canada.

10.11	Severability.

Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under Applicable Law. If any portion of this Agreement is declared invalid for any reason in any jurisdiction, such declaration shall have no effect upon the remaining portions of this Agreement which shall continue in full force and effect as if this Agreement had been executed with the invalid portions thereof deleted; provided, however, if such severability will negate in any material respect the monetary terms of this Agreement, then the Parties shall negotiate in good faith to amend the invalid terms in a manner so that such terms shall not be invalid and will not modify in any material respect the monetary terms of this Agreement unless otherwise agreed to by the parties. Furthermore, the entirety of this Agreement shall continue in full force and effect in all other jurisdictions.

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10.12	Third Parties; Joint Ventures.

This Agreement constitutes an agreement solely among the Parties, and, except as otherwise provided herein, is not intended to and will not confer any rights, remedies, obligations, or liabilities, legal or equitable, including any right of employment, on any Person (including but not limited to any employee or former employee of the Seller) other than the Parties and their respective successors, or assigns, or otherwise constitute any Person a third party beneficiary under or by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties hereto partners or participants in a joint venture.

10.13	Non-Recourse.

All Claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as Parties hereto. No Person who is not a named Party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, partner, equity holder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each Party waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.

10.14	Construction.

This Agreement has been negotiated by the Buyer and the Seller and their respective legal counsel, and legal or equitable principles that might require the construction of this Agreement or any provision of this Agreement against the Party drafting this Agreement shall not apply in any interpretation of this Agreement.

[Execution Pages Follow]

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The Buyer and the Seller have executed this Agreement as of the date first written above.

DALU S.À R.L.

By:	“Yuliya Bay”
Name:	Yuliya Bay
Title:	Class B Manager

DALU S.À R.L.

By:	“Jon Lamb”
Name:	Jon Lamb
Title:	Class A Manager

EXCELLON RESOURCES INC.

By:	“Shawn Howarth”
Name:	Shawn Howarth
Title:	President & Chief Executive Officer

Schedule A

Form of Investor Rights Agreement

EXCELLON RESOURCES INC.

AND

DALU S.À R.L.

AND

[M GRUPO SUBSIDIARY]

INVESTOR RIGHTS AGREEMENT

DATED AS OF ■, 2023

TABLE OF CONTENTS

Article 1 INTERPRETATION		1

1.1	Definitions	1

1.2	Rules of Construction	7

1.3	Governing Law, Disputes and Arbitration.	8

1.4	Severability	9

1.5	Time of Essence	9

1.6	Entire Agreement	9

1.7	Several Obligations	9

Article 2 BOARD REPRESENTATION		9

2.1	Investor Nominees	9

2.2	Exercise of Board Nomination Rights	9

2.3	Investor Nominees	12

2.4	Support for other Investor Nominees	12

2.5	Nomination Rights Regarding Committees of the Board	12

Article 3 Management		12

3.1	Proxy Recommendations	12

Article 4 MLN ADVISORY TECHNICAL COMMITTEE		13

4.1	Establishment of MLN Technical Committee	13

4.2	Members	13

4.3	Responsibilities	13

4.4	Meetings	14

Article 5 COVENANTS		14

5.1	Restrictions on Disposition during the Restricted Period	14

5.2	Permitted Dispositions during the Restricted Period	15

5.3	Standstill	16

5.4	Confidentiality	17

5.5	Securities Law Matters	19

5.6	Ownership of Orion	19

Article 6 REGISTRATION RIGHTS		19

6.1	Demand Registration	19

6.2	Piggy-Back Registration Rights	23

6.3	Registration in the United States	24

6.4	Withdrawal of Registrable Securities	25

6.5	Expenses	25

6.6	Indemnification	26

6.7	Agreement Regarding Compliance with Securities Laws	28

6.8	Granting of Demand Registration Rights and Piggy-Back Registration Rights to Third-Parties	29

Article 7		29

Representations and Warranties		29

7.1	Representations and Warranties of M Grupo	29

Article 8 MISCELLANEOUS		32

8.1	Termination	32

8.2	Notices	32

8.3	Consent to Public Disclosure	34

8.4	Execution in Counterpart	34

8.5	Amendment and Waiver	34

8.6	Assignment	34

8.7	Successors and Substitute Securities	35

Schedule A REGISTRATION PROCEDURES		1

Schedule B DISPUTE RESOLUTION		1

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT dated as of the ■ day of ■, 2023,

BETWEEN:

EXCELLON RESOURCES INC., a company existing under the laws of Ontario (the “Corporation”),

- and -

DALU S.À R.L., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at [Redacted – Personal Information] and registered with the Register of Commerce and Companies (Registre de Commerce et des Sociétés) under number B199807 (“Orion”)

- and -

[M GRUPO SUBSIDIARY], a ■ existing under the laws of ■ (“M Grupo”)

WHEREAS:

A.	As a condition of the Acquisition Agreement (as defined below), the Corporation has agreed to grant certain rights to the Investors (as defined below) which are set out herein, and the Investors have agreed to certain obligations to the Corporation as set out herein and upon the terms and subject to the conditions set out herein.

NOW THEREFORE this Agreement witnesses that in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt, sufficiency and adequacy of which is hereby acknowledged), the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Acquisition Agreement” means the Acquisition Agreement, dated January [8], 2023, entered into between the Corporation and Orion;

(b)	“affiliate” has the meaning given to that term in National Instrument 45-106 — Prospectus Exemptions of the Canadian Securities Administrators in effect on the date hereof, subject to the term “issuer” in such instrument being ascribed the same meaning as the term “person” in such instrument;

(c)	“Agreement” means this agreement, including any amendments or restatements thereof;

(d)	“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act, the Mexican Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws, whether within Canada, the United States, Mexico or, to the extent applicable to any Party or its subsidiaries, elsewhere, including any regulations, guidelines or orders thereunder;

(e)	“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada), the United Kingdom Bribery Act 2010 and the United States Foreign Corrupt Practices Act of 1977, the Mexican Ley General del Sistema Nacional Anticorrupción, the Mexican Ley General de Responsabilidades Administrativas and the Mexican Federal Criminal Code and all other laws, rules, and regulations of any jurisdiction applicable to any Party or its subsidiaries from time to time concerning or relating to bribery or corruption;

(f)	“Applicable Laws” means all laws, by-laws, statutes, rules, regulations, principles of law and equity (including common law), treaties, orders, ordinances, certificates, directives, legally enforceable guidelines, standards and policies, and other similar requirements, whether domestic or foreign, and the terms and conditions of any permit, in each case, of any Governmental Authority;

(g)	“Arbitration Rules” means the International Arbitration Rules of the ICDR;

(h)	“Board” means the board of directors of the Corporation;

(i)	“Business Day” means any day except Saturday, Sunday or a statutory or civic holiday in the City of Toronto, Ontario or any other day on which the Exchange or the principal chartered banks located in Toronto, Ontario are not open for business;

(j)	“Change of Control” means (i) any acquisition transaction, amalgamation, arrangement, merger or other consolidation or combination involving the Corporation and another person, which results in such other person, including persons acting jointly or in concert with such other person, directly or indirectly (A) beneficially owning, or exercising control or direction over, voting securities of the Corporation carrying the right to cast more than fifty percent (50%) of the votes attaching to all voting securities of the Corporation, or (B) acquiring more than fifty percent (50%) of the assets and properties of the Corporation on a consolidated basis, (ii) a change in more than fifty percent (50%) of the members of the Board during any 12-month period which has not been consented to by a majority of the members of the incumbent Board, or (iii) any other event, transaction or series of events or transactions pursuant to which a person acquires possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Corporation and/or its consolidated assets, whether by contract or otherwise, provided that, for certainty, a Change of Control will not occur as a result of the issuance of Common Shares contemplated by the Acquisition Agreement;

(k)	“Closing Date” means the closing date of the transactions contemplated by the Acquisition Agreement;

(l)	“Common Shares” means the common shares in the share capital of the Corporation;

(m)	“Confidential Information” means any and all information about the Corporation or any of its affiliates which is furnished by it or any of its Representatives to any Investor or any of its affiliates, whenever furnished and regardless of the manner in which it is furnished (orally, in writing, electronically, etc.) and includes all information, including information regarding the business and affairs of the Corporation and its affiliates, their plans, strategies, operations, financial information (whether historical or forecasted), business methods, systems, practices, analyses, compilations, forecasts, studies, designs, processes, procedures, formulae, improvements, trade secrets and other documents and information; provided, however, that Confidential Information shall not include, and no obligation under Section 5.4 shall be imposed on, information that: (a) was known by or in the possession of the applicable Investor or any of its affiliates before disclosure by or on behalf of the Corporation; (b) is or becomes part of the public domain other than as a result of a breach of this Agreement by the applicable Investor, its affiliates or their Representatives and provided that specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the Investor or any of its affiliates merely because the Confidential Information is embraced by more general or limited information in the public domain; (c) is or becomes available to the applicable Investor or its affiliates on a non-confidential basis from a Third Party, provided that, to the applicable Investor’s knowledge after reasonable inquiry, such Third Party is not and was not prohibited from disclosing such information; or (d) is independently developed by the applicable Investor or its affiliates without reference to or use of the Confidential Information;

(n)	“Convertible Securities” means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exercisable or exchangeable for Common Shares;

(o)	“Corporation” has the meaning set out in the recitals to this Agreement;

(p)	“Demand Registration” has the meaning set out in Section 6.1(a);

(q)	“Designated Party” has the meaning set out in Section 8.6(c);

(r)	“Director” means a member of the Board;

(s)	“Director Eligibility Criteria” has the meaning set out in Section 2.2(b);

(t)	“Dispute” has the meaning set out in Section 1.3(b);

(u)	“Encumbrance” means any security interest, lien (statutory or otherwise), mortgage, hypothec, charge, indenture, pledge, claim, option, conditional sale agreement, instalment sale agreement, trust, or other encumbrance;

(v)	“Equity Securities” means the Common Shares, the Convertible Securities or any other equity securities of the Corporation;

(w)	“Exchange” means the Toronto Stock Exchange, or such other nationally recognized stock exchange on which the Common Shares may be listed from time to time;

(x)	“Governmental Authority” means the federal government of the United States of America, Canada, Mexico or any other country or sovereign entity, any state, province, commonwealth, territory, or possession thereof, and any political subdivision or quasi-governmental authority of any of the same, including courts, tribunals, arbitrators, departments, commissions, boards, bureaus, agencies, counties, municipalities, provinces, parishes, securities regulatory authority or stock exchange, and other instrumentalities or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, in each case, having jurisdiction in the relevant circumstances;

(y)	“ICDR” means the International Center for Dispute Resolution;

(z)	“Indemnified Party” has the meaning set out in Section 6.6(c);

(aa)	“Indemnifying Party” has the meaning set out in Section 6.6(c);

(bb)	“Independent Director” means a Director who is not a member of management or an employee of the Corporation or any of their “associates” (as defined in the Securities Act) or an Investor Nominee;

(cc)	“Independent Expert” means an investment bank or accountancy firm familiar with and having had recent and relevant experience in opining on the matters to be considered by shareholders, appointed by the Board in its sole discretion, and which is not acting in concert with nor is affiliated with any shareholder of the Corporation;

(dd)	“Investor Nominee” has the meaning set out in Section 2.1;

(ee)	“Investor’s Percentage” means, with respect to an Investor (which, for greater certainty, includes all affiliates of such Investor who hold Equity Securities), the percentage equal to the fraction, the numerator of which is the Equity Securities, indirectly or directly, collectively owned, controlled or directed by such Investor and any of its affiliates and the denominator of which is the outstanding Equity Securities, the whole computed on a non-diluted basis;

(ff)	“Investors” means, subject to Section 8.1, each of (i) the Orion Group, and (ii) the M Grupo Group, and an “Investor” means, subject to Section 8.1, any one of them;

(gg)	“Jurisdictions” has the meaning set out in Section 6.1(a);

(hh)	“La Negra Mine” means the “Company Material Property” as defined in the Acquisition Agreement;

(ii)	“MLN Technical Committee” means the advisory technical committee in respect of the La Negra Mine to be established in accordance with this Agreement;

(jj)	“MLSA” mean Minera La Negra S.A. de C.V., a company existing under the laws of the Mexico;

(kk)	“M Grupo” has the meaning set out in the recitals to this Agreement;

(ll)	“M Grupo Group” means each of M Grupo, Grupo Desarrollador Migo, S.A.P.I. de C.V., and any subsidiary of Grupo Desarrollador Migo, S.A.P.I. de C.V.;

(mm)	“M Grupo JV Arrangements” means the Joint Venture Agreement between Grupo Desarrollador Migo, S.A.P.I. de C.V. and Orion dated as of August 6, 2020, the Letter of Intent dated January 26, 2022 between Grupo Desarrollador Migo, S.A.P.I. de C.V. and Orion Resource Partners, on behalf of Orion with respect to the division of proceeds from a potential future sale of MLSA and the letter agreement dated the date hereof between Grupo Desarrollador Migo, S.A.P.I. de C.V., Orion Resource Partners and Orion, regarding the same;

(nn)	“M Grupo JV Arrangements Termination Agreement” means the definitive agreement evidencing the termination of the M Grupo JV Arrangements among Orion Resource Partners, Orion, the Corporation, MLSA and Grupo Desarrollador Migo, S.A.P.I. de C.V., dated January [8], 2023;

(oo)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

(pp)	“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian Securities Administrators;

(qq)	“OBCA” means the Business Corporations Act (Ontario), as it may be amended from time to time;

(rr)	“Offer” has the meaning given to the phrase “offer to acquire” in NI 62-104;

(ss)	“Orion” has the meaning set out in the recitals to this Agreement;

(tt)	“Orion Group” means each of Orion, Orion Mine Finance (Master) Fund I LP and any other person owned by Orion Mine Finance (Master) Fund I LP;

(uu)	“Payment Amount” has the meaning set out in Section 6.1(b);

(vv)	“person” shall be broadly interpreted and includes any individual, corporation, partnership, joint venture, limited liability company, an unlimited liability company, association or other business entity and any trust, unincorporated organization or government or any agency or political subdivision thereof;

(ww)	“Piggy-Back Investor” has the meaning set out in Section 6.2(a);

(xx)	“Piggy-Back Notice” has the meaning set out in Section 6.2(a);

(yy)	“Piggy-Back Registration” has the meaning set out in Section 6.2(a);

lii)	“Proceeding” means any Litigation, assessment, hearing, arbitration, judgment, award, decree, order, injunction and prosecution, or other similar proceeding;

(aaa)	“Prospectus” means a prospectus or preliminary prospectus, as those terms are defined in the Securities Act;

(bbb)	“Prospectus Requirements” means the obligation to prepare a Prospectus and obtain a receipt in connection with a distribution of securities in accordance with the Securities Act, as well as the equivalent obligations prescribed by other Securities Laws;

(ccc)	“Public Offering” means any distribution of Equity Securities to the public under a Prospectus in accordance with applicable Securities Laws of the relevant province or territory in Canada;

(ddd)	“Registrable Securities” has the meaning set out in Section 6.1(a);

(eee)	“Representatives” means a party’s and its affiliates’ directors, officers, employees, lawyers, independent accountants, financial advisors, consultants or other agents, bankers or technical advisors;

(fff)	“Requesting Investor” has the meaning set out in Section 6.1(a);

(ggg)	“Restricted Period” means, in respect of each Investor, the period from the date of this Agreement until the earlier of (a) the date which is eighteen (18) months from the date hereof, and (b) the date on which such Investor’s Percentage is less than ten percent (10%);

(hhh)	“Sanctioned Entity” means (i) a country or a government of a country; (ii) an agency of the government of a country; (iii) an organization directly or indirectly controlled by a country or its government; or (iv) a person resident in or determined to be resident in a country, in each case, that is subject to a country Sanctions program administered and enforced by OFAC or by any Governmental Authority;

(iii)	“Sanctioned Person” means (i) any person listed in any sanctions-related list of designated persons maintained by any Governmental Authority; or (ii) a person named on the list of Specially Designated Nationals maintained by OFAC;

(jjj)	“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by OFAC or any Governmental Authority;

(kkk)	“Securities Act” means the Securities Act (Ontario), as it may be amended or supplemented from time to time;

(lll)	“Securities Laws” means, collectively, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations, instruments and rules made under those securities laws, together with all applicable published policy statements, notices, blanket orders and rulings of the securities commissions or regulatory authorities of Canada and of each of the provinces and territories of Canada and the applicable rules and requirements of any stock exchange;

(mmm)	“Securities Regulators” has the meaning set out in Section 6.1(j);

(nnn)	“Selling Expenses” has the meaning set out in Section 6.5(c);

(ooo)	“Third Party” means a person that is not a party, or an affiliate of that party, to this Agreement;

(ppp)	“Underwritten Offering” means the sale of securities of the Corporation by way of a Public Offering as a firm commitment underwriting or a best efforts agency offering; and

(qqq)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3	Governing Law, Disputes and Arbitration.

(a)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)	In the event of any dispute, claim, question or disagreement (each, a “Dispute”) arising out of or relating to this Agreement, the parties shall use all commercially reasonable efforts to settle such Dispute. To this effect, the parties shall consult and negotiate with each other and, recognizing their mutual interests, attempt to reach a satisfactory solution. If they do not reach settlement within a period of fifteen (15) days, then, upon notice by any party to the other parties, any unresolved Dispute arising out of or relating to this Agreement shall be settled by arbitration in accordance with the arbitration procedures set forth in Schedule B. Notwithstanding the foregoing, the parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a party inadequately compensable in damages. Accordingly, a party may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without the requirement of posting a bond or other security).

1.4	Severability

If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of such provision and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

1.5	Time of Essence

Time shall be of the essence of this Agreement.

1.6	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof.

1.7	Several Obligations

The obligations of the Investors under this Agreement are several and not joint.

Article 2
BOARD REPRESENTATION

2.1	Investor Nominees

For so long as an Investor’s Percentage is at least ten percent (10%), such Investor shall be entitled to nominate one (1) Investor Nominee, to be proposed for election as a Director of the Corporation in any management proxy circular which pertains to the election of the Directors of the Corporation (each an “Investor Nominee” and together the “Investor Nominees”), any of whom may be a director, officer or employee of such Investor. If no Investor’s Percentage is at least ten percent (10%), then no Investor shall be entitled to designate an Investor Nominee. For the avoidance of doubt, although an Investor may have the right to propose an Investor Nominee, the Investor shall not be required to propose such Investor Nominee.

2.2	Exercise of Board Nomination Rights

(a)	For an Investor to exercise its Board nomination rights set forth in Section 2.1, such Investor shall send a written notice to the Corporation setting out (i) the name, age, business address and residential address of its Investor Nominee they wish to propose, (ii) the principal occupation or employment of such Investor Nominee, (iii) the class or series and number of shares in the share capital of the Corporation which are controlled or which are owned beneficially or of record by such Investor Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available) in respect of the election of such Investor Nominee(s) and as of the date of such notice, and (iv) any other information relating to the Investor Nominee that would be required to be disclosed in a management’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the OBCA, applicable Securities Laws and the rules of the Exchange.

(b)	Each Investor Nominee must consent in writing to serve as a Director of the Corporation and must complete a personal information form, if required, or such other documentation as may be required by the Exchange or pursuant to the OBCA and applicable Securities Laws. Each Investor Nominee shall at all times meet the qualification requirements to serve as a Director under (A) the rules and policies of the Exchange, (B) the OBCA, and (C) any other applicable laws, including Securities Laws (collectively, the “Director Eligibility Criteria”), provided however, that any Investor Nominee need not be qualified as “independent” within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

(c)	The Corporation shall notify the Investors in writing as soon as reasonably practicable upon determining the date of any meeting of the shareholders at which Directors of the Corporation are to be elected and, if the Investor desires to propose its respective Investor Nominee, the Investor shall advise the Corporation of the name of its Investor Nominee that the Investor is entitled to propose pursuant to this Article 2 (as of the record date for the shareholders’ meeting) within fifteen (15) Business Day after receiving such notice. If an Investor does not advise the Corporation of the Investor Nominee within such fifteen (15) Business Day period, then such Investor will be deemed to have designated such Investor’s incumbent Investor Nominee for nomination for election at the relevant meeting of the shareholders (unless such Investor otherwise notifies the Corporation within such fifteen (15) Business Day period). If no such incumbent Investor Nominee is then in office, and the Investor has failed to advise the Corporation of the name of the Investor Nominee to be proposed for election to fill the vacancy or vacancies, such Investor shall be deemed to have renounced its right to propose such Investor Nominee until the next meeting of the shareholders at which Directors of the Corporation are to be elected.

(d)	At each meeting of shareholders at which Directors of the Corporation are to be elected, the Corporation shall cause the Investor Nominee that an Investor is entitled to propose pursuant to this Article 2 (as of the record date for the shareholders’ meeting) to be included in the slate of individuals proposed by the Corporation for election as Directors of the Corporation. The Corporation shall use commercially reasonable efforts to cause the election of the Investor Nominee(s), including recommending shareholders vote and soliciting proxies from shareholders in favour of the election of the Investor Nominee(s). Forthwith following any meeting of shareholders at which Investor Nominee(s) were proposed to serve as a Director but was not validly elected by the shareholders in accordance with the OBCA, the Corporation’s majority voting policy (as may be in effect) or the rules of the Exchange, the Corporation shall take all commercially reasonable steps necessary to appoint a replacement Investor Nominee to the Board (nominated by the applicable Investor) who is not the same individual who was not elected at the meeting of shareholders, including pursuant to the power of the Board to appoint additional Directors between shareholders’ meetings or to fill a vacancy on the Board.

(e)	If an Investor Nominee ceases to hold office as a Director of the Corporation for any reason (including as a result of a resignation by such Investor Nominee tendered pursuant to the Corporation’s by-laws), other than as a result of the Investor no longer being entitled to propose such Investor Nominee pursuant to Section 2.1, the Investor entitled to propose such Investor Nominee shall be entitled to propose an individual (so long as such individual satisfies the Director Eligibility Criteria) to replace them and the Corporation, subject to applicable Securities Laws and the rules of the Exchange, shall promptly take all steps as may be necessary to appoint such individual to the Board to replace the Investor Nominee who had ceased to hold office, including pursuant to the power of the Board to appoint additional Directors between shareholders’ meetings or to fill a vacancy on the Board.

(f)	The Corporation shall reimburse all reasonable expenses incurred by an Investor Nominee in the performance of their duties for or on behalf of the Corporation incurred as a result of such Investor Nominee attending Board and committee meetings, including travel and accommodation expenses, consistent with the same reimbursement policies that apply to the other independent Board members.

(g)	For the first twelve (12) months following the date hereof, any Board member (including the Investor Nominees) who is a partner, principal or employee of the Corporation or an Investor will not be entitled to any compensation for his or her service as a Board member or member of any committee of the Board as approved by the Board from time to time. After such twelve (12) month period, any Board member (including the Investor Nominees) who is a partner, principal or employee of the Corporation or an Investor shall be eligible to receive compensation for his or her service as a Board member or member of any committee of the Board as approved by the Board from time to time. For greater certainty, the Investor Nominees shall be entitled to compensation at the same rates of compensation provided to the other Board members for his or her service as a Board member or member of any committee of the Board as approved by the Board from time to time, but may direct the Corporation to remit such compensation to the Investors.

(h)	The Corporation covenants and agrees with the Investors that upon an Investor Nominee’s election or appointment to the Board, the Corporation shall agree to indemnify such Investor Nominee on the same terms as those provided to the other Board members and the Corporation shall ensure that such Investor Nominee has the benefit of any director and officer insurance policy in effect for the Corporation, on the same terms as those available to the other members of the Board.

2.3	Investor Nominees

The initial Investor Nominee of the Orion Group will be Victor Flores and the initial Investor Nominee of M Grupo will be Pablo Reynoso.

2.4	Support for other Investor Nominees

For as long an Investor is entitled to propose an Investor Nominee for election as a Director of the Corporation, and provided that such Investor Nominee meets the Director Eligibility Criteria, the Investors hereby undertake to exercise all of the voting rights controlled by them and their affiliates in favour of the election of such Investor Nominee(s) as Director(s) of the Corporation.

2.5	Nomination Rights Regarding Committees of the Board

For so long as an Investor’s Percentage is at least ten percent (10%), such Investor shall be entitled to designate by written notice to the Corporation, their Investor Nominee who had been duly elected as directors of the Corporation as members on each of the following standing committees of the Board: with respect to Orion, (i) the Corporate Responsibility and Technical Committee and (ii) the Special Opportunities Committee; and with respect to M Grupo, (i) the Audit Committee and (ii) the Nominating & Corporate Governance Committee, provided that, in each case, the applicable Investor Nominee (a) meets the Director Eligibility Criteria to serve as a member of each such committee (including, for certainty, that any director nominee to the Corporation’s audit committee meets the financial literacy and other requirements set forth in National Instrument 52-110 – Audit Committees), and (b) has the skills appropriate to serve as a member of each such committee in accordance with the skills matrix that is in place and is applicable to each committee, as determined by the Board from time to time.

Article 3
MANAGEMENT

3.1	Proxy Recommendations

For a period of eighteen (18) months following the Closing Date, the Investors agree that they shall vote in accordance with the recommendation of management of the Corporation on any resolution put to shareholders in respect of:

(a)	the appointment or removal of any director of the Corporation, other than an Investor Nominee, and in the case of the appointment of a director of the Corporation the relevant person is a person who:

(i)	the Board in its reasonable opinion believes, has the requisite business acumen and relevant experience, and is otherwise suitable to be a director of the Corporation; and

(ii)	meets the Director Eligibility Criteria; and

(b)	the approval of matters that (i) have been approved by all of the Independent Directors; and (ii) require only an “ordinary resolution” (or approval by a simple majority) to be passed by the shareholders (whether pursuant to the OBCA, rules of the Exchange or otherwise) and not a “special resolution” (or approval by a 2/3 majority or an approval by a majority of the minority shareholders) (whether pursuant to the OBCA, rules of the Exchange or otherwise) to be passed by the shareholders.

Article 4
MLN ADVISORY TECHNICAL COMMITTEE

4.1	Establishment of MLN Technical Committee

For so long as any Investor’s Investor Percentage is not less than ten percent (10%), the Corporation shall cause MLSA to establish and maintain the MLN Technical Committee having the roles and responsibilities as set out in this Article 4.

4.2	Members

(a)	The MLN Technical Committee shall be comprised of five (5) members. At least one member shall be a qualified person, within the meaning of NI 43-101.

(b)	For so long as an Investor has an Investor Percentage of not less than ten percent (10%) that Investor shall be entitled to appoint one (1) member of the MLN Technical Committee. Each Investor nominee to the MLN Technical Committee shall have the requisite scientific and/or technical expertise to participate as a member of the MLN Technical Committee as determined by the MLN Technical Committee, acting reasonably. The initial nominee of the Orion Group to the MLN Technical Committee will be Geoff Elson and the initial nominee of the M Grupo Group to the MLN Technical Committee will be Nicolas Figueroa Tapia and both individuals shall be appointed to the MLN Technical Committee on the date hereof. For greater certainty, the Parties agree that both Geoff Elson and Nicolas Figueroa Tapia have the requisite scientific and technical expertise that is required under this Section 4.2(b).

(c)	The members of the MLN Technical Committee shall annually appoint one of the members to act as chair of the MLN Technical Committee.

(d)	The MLN Technical Committee may invite such Representatives of the Corporation or any Investor, or any such other persons, as it considers appropriate from time to time, to attend its meetings and assist thereat.

4.3	Responsibilities

(a)	The MLN Technical Committee shall be consulted on issues related to, and review, on a quarterly basis, the exploration, development and construction (including progress of the proposed restart) of the La Negra Mine, and provide information to the Corporation and the Investors with respect to technical and scientific matters related to the foregoing, including exploration and development plans (including program budgets and modifications thereto), drilling program targets, technical investigations and analysis (including metallurgy, hydrogeology, geotechnical and environmental), and development of, and compliance with, ESG and compliance standards.

(b)	The MLN Technical Committee shall not constitute a part of the board of directors of the Corporation, MLSA or any of their affiliates and will not have authority to control the management of the Corporation, MLSA or any of their affiliates, or be responsible for the decisions of management or the board of directors of MLSA or any of its affiliates. The MLN Technical Committee will be advisory only, with no authority to bind the Corporation, MLSA or any of their affiliates, or direct the business and affairs of the Corporation, MLSA or any of their affiliates.

(c)	The MLN Technical Committee shall establish such procedures and governance routines as it considers necessary or advisable.

(d)	All members of the MLN Technical Committee shall be bound by the confidentiality provisions set forth in Section 5.4 and acknowledge the requirements of Section 5.5.

4.4	Meetings

The MLN Technical Committee shall meet at least once per calendar quarter, unless otherwise agreed by all of the members of the MLN Technical Committee to meet on a more frequent basis. The Investors and their affiliates will not receive any remuneration in consideration for attendance at any MLN Technical Committee meeting, but will be reimbursed for any expenses in respect of attending such meetings in accordance with the reimbursement policies of the Corporation then in effect. Neither the Corporation, MLSA nor any of their affiliates shall be required to pay any compensation to the nominees of any Investor to the MLN Technical Committee.

Article 5
COVENANTS

5.1	Restrictions on Disposition during the Restricted Period

(a)	Except as permitted under Section (b)(i) below, during the Restricted Period, the Orion Group will not be permitted to sell, transfer, pledge, assign, encumber or otherwise dispose, directly or indirectly, of all or any portion of the Common Shares or Convertible Securities beneficially owned by the Orion Group without the consent of the Corporation, provided that the Orion Group shall be allowed, without the prior written consent of the Corporation to sell, transfer, pledge, assign, encumber or otherwise dispose of:

(i)	up to ■ Common Shares, representing 25% of the Common Shares held by the Orion Group on the Closing Date, following the date that is twelve (12) months from the Closing Date; and

(ii)	in addition to the Common Shares referenced in Section 5.1(a)(i), up to an additional ■ Common Shares, representing up to an additional 25% of the Common Shares held by the Orion Group on the Closing Date (representing, in aggregate, 50% of the Common Shares held by the Orion Group on the Closing Date), following the date that is fifteen (15) months from the Closing Date.

(b)	Except as permitted under Section (i) below, during the Restricted Period, the M Grupo Group will not be permitted to sell, transfer, pledge, assign, encumber or otherwise dispose, directly or indirectly, of all or any portion of the Common Shares or Convertible Securities beneficially owned by the M Grupo Group without the consent of the Corporation, which consent shall not be unreasonably withheld or delayed, provided that the M Grupo Group shall be allowed, without the prior written consent of the Corporation to sell, transfer, pledge, assign, encumber or otherwise dispose of:

(i)	up to ■ Common Shares, representing 25% of the Common Shares held by the M Grupo Group on the Closing Date, following the date that is twelve (12) months from the Closing Date; and

(ii)	in addition to the Common Shares referenced in Section 5.1(b)(i), up to an additional ■ Common Shares, representing up to an additional 25% of the Common Shares held by the M Grupo Group on the Closing Date (representing, in aggregate, 50% of the Common Shares held by the M Grupo Group on the Closing Date), following the date that is fifteen (15) months from the Closing Date.

(c)	For certainty, from and after the expiry of the Restricted Period, all Common Shares held by the Orion Group and the M Grupo Group may be sold, transferred, pledged, assigned, encumbered or otherwise disposed of.

5.2	Permitted Dispositions during the Restricted Period

(a)	The restrictions set forth in Section 5.1 do not apply in the case of:

(i)	a disposition by Orion or M Grupo of Common Shares or Convertible Securities to a member of the Orion Group or the M Grupo Group, as applicable, provided that such transferee agrees in writing to be bound by Orion’s or M Grupo’s obligations, as applicable, under this Agreement and the Acquisition Agreement, in the case of Orion (in which case, subject to Section 8.6, the transferee will also be entitled to Orion’s or M Grupo’s rights, as applicable, under this Agreement);

(ii)	an Investor disposing of Common Shares or Convertible Securities pursuant to a take-over bid for which a circular has been delivered to the shareholders in accordance with applicable Securities Laws, a merger, amalgamation, plan of arrangement or other transaction resulting in the acquisition of all or a controlling portion of the Corporation’s equity securities or all or substantially all of the Corporation’s assets, which transaction has been approved by the Board; or

(iii)	an Investor disposing of such number of Common Shares as may be necessary to generate gross proceeds in an amount equal to the amount required by such Investor to fund the payment of a Payment Amount where such Investor does not otherwise hold cash resources sufficient to fund such obligation.

5.3	Standstill

(a)	The Investors shall not (and they shall cause their respective affiliates to not), in any manner, directly, indirectly or jointly or in concert with any other person, during the Restricted Period, without the prior consent of the Board, such consent being determined by a simple majority vote of the Board (excluding the vote of any Investor Nominee):

(i)	(A) commence a take-over bid for any securities of the Corporation; (B) effect, seek, offer or propose any take-over bid, amalgamation, merger, arrangement, business combination, re-organization, restructuring or liquidation with respect to the Corporation or any of its subsidiaries or disposition of more than a majority of the assets of the Corporation, or (C) purchase any Common Shares or Convertible Securities, except in connection with the acquisition of a person that holds Common Shares or Convertible Securities by the Investor or an affiliate of the Investor, where the Common Shares of Convertible Securities held by such person do not comprise a material portion of the assets of such person;

(ii)	enter into or propose, offer or agree to enter into or engage in any negotiations with respect to any:

(A)	acquisition, amalgamation, plan of arrangement, merger, tender offer or take-over bid, exchange offer or other business combination transaction relating to the Corporation or any of its affiliates or any part of their respective assets or businesses; or

(B)	any restructuring, recapitalization, liquidation or similar transaction involving the Corporation or any of its affiliates or any part of their respective assets or businesses;

(iii)	engage in short sales of any of the Equity Securities held by the Investor;

(iv)	solicit proxies from shareholders or form, join or participate in a group to so solicit, other than any solicitation of proxies voting in favour of the nominees of management of the Corporation for election to the Board;

(v)	present or request to present at any meeting of the securityholders of the Corporation or any of its affiliates or through action by written consent any proposal for consideration for action by securityholders, requisition a meeting of the securityholders of the Corporation or any of its affiliates, propose or request to propose any nominee for election to the Board or the board of directors of any of the Corporation’s affiliates (other than pursuant to the nomination rights expressly set forth in this Agreement) or seek the removal of any member of the Board or the board of directors of any of the Corporation’s affiliates;

(vi)	advise, assist or encourage any person (including forming a “group” with any such person) proposing any of the foregoing; or

(vii)	make any public announcement or take any action in furtherance of the foregoing,

(each, a “Hostile Action”).

(b)	The provisions of Section 5.3 shall cease to apply, and the Investors shall be permitted to take a Hostile Action, from and after: (i) the commencement or public announcement of a take-over bid, which if completed would result in the acquisition of more than 50% of the then outstanding voting securities of the Corporation by any person or group of persons; or (ii) the approval or entering into by the Corporation of, or the public announcement of the approval or entering into by the Corporation of, a transaction or definitive agreement providing for a transaction, which, if completed, would result in the acquisition by any person or group of persons of more than 50% of the then outstanding voting securities of the Corporation or more than a majority of the assets of the Corporation.

5.4	Confidentiality

(a)	No Investor shall use Confidential Information for any purpose other than:

(i)	to monitor, oversee and make decisions with respect to its investment in the Corporation (including decisions to sell or otherwise transfer their Common Shares);

(ii)	to comply with its obligations under this Agreement;

(iii)	to exercise any of its rights under this Agreement; and

(iv)	to collaborate with the Corporation,

(collectively, the “Purpose”).

(b)	Each Investor shall hold the Confidential Information in confidence, and shall not disclose the Confidential Information to Third Parties without the prior written consent of the Corporation. Each Investor shall restrict disclosure of the Confidential Information to its and its affiliates’ Representatives who have a need to know the Confidential Information for the Purpose, who are informed of the confidential nature of the Confidential Information and who agree to act in accordance with the provision of this Section 5.4.

(c)	Notwithstanding anything in this Section 5.4 to the contrary, no consent of the Corporation shall be required for an Investor to disclose Confidential Information if such disclosure is required by applicable law, including, for certainty, the rules of any stock exchange, provided that such Investor shall, if reasonably practicable, give prior written notice to the Corporation and a reasonable opportunity for the Corporation to review and comment on the requisite disclosure before it is made. Further, in the event an Investor is requested or required (including by interrogatories, subpoena, other judicial order, audit or any similar process) to disclose any Confidential Information, such Investor shall provide the Corporation with prompt written notice of such request (if reasonably practicable) so the Corporation may consider whether it wishes to seek an appropriate protective order. In the absence of a protective order, the Investor may only disclose such Confidential Information as is legally required, in the opinion of its legal counsel, to be disclosed and shall use commercially reasonable efforts to ensure the confidentiality of any such Confidential Information that is disclosed. In addition, no consent of the Corporation shall be required for an Investor to disclose Confidential Information (i) to the extent the Investor has been advised in writing by external legal counsel that such disclosure is legally required in connection with the exercise of any remedy hereunder, or (ii) to a potential transferee of such Investor of more than 5% of the issued and outstanding Common Shares, provided such transfer of Common Shares would be permitted hereunder and the potential transferee executes a confidentiality agreement that is in favour of the Corporation or that contains a third party beneficiary clause in favour of the Corporation in respect of such Confidential Information, which confidentiality agreement shall provide for a term of at least 18 months and include customary restrictions regarding the sharing and use of Confidential Information, including that Confidential Information may only be shared and used by the recipient for the sole purpose of such recipient’s acquisition of Common Shares from the Investor.

(d)	Each Investor’s obligations under this Section 5.4 shall survive for a period of one (1) year following the date of termination of this Agreement with respect to that Investor.

(e)	The provision of any information pursuant to this Section 5.4 shall not be deemed a waiver of any privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privileges.

5.5	Securities Law Matters

Each Investor acknowledges that Confidential Information may include material information concerning the Corporation that has not been publicly disclosed and that such Investor is aware that applicable securities laws prohibit any person who has material non-public information concerning the Corporation or a proposed transaction involving the Corporation from purchasing or selling securities of the Corporation or from communicating such information to any other person.

5.6	Ownership of Orion

For so long as Dalu S.À R.L. is a party to this Agreement, it shall ensure that at all times it remains controlled by Orion Mine Finance (Master) Fund I LP and shall not, without the prior written consent of the Corporation, not to be unreasonably withheld, permit or acquiesce to the transfer of its outstanding securities to any person that is not a member of the Orion Group or issue or agree to issue any securities to any person that is not a member of the Orion Group.

Article 6
REGISTRATION RIGHTS

6.1	Demand Registration

(a)	Subject to Section 6.1(c), each Investor, following the applicable Restricted Period, and for as long as such Investor’s Percentage is not less than ten percent (10%) and such Investor wishes to dispose of Common Shares representing at least the lower of (i) US$20,000,000 or (ii) five percent (5%) of the issued and outstanding Common Shares, shall have the right, at any time and from time to time, by written notice to the Corporation (a “Request Notice”), to require the Corporation to file one or more Prospectuses and take such other steps as may be reasonably necessary to facilitate a secondary Public Offering (a “Demand Registration”) in all of the provinces and territories of Canada in which the Corporation is then a reporting issuer (the “Jurisdictions”) of all or any portion of such Common Shares held by such Investor(s) (each a “Requesting Investor”). The Corporation shall, subject to applicable Securities Laws, use its commercially reasonable efforts to file one or more Prospectuses under applicable Securities Laws in order to permit the Public Offering of all or any portion of the Common Shares then held by such Requesting Investor(s) (the “Registrable Securities”) requested to be included in such Demand Registration. The parties shall cooperate in a timely manner in connection with such secondary offering and the procedures in Schedule A shall apply.

(b)	Notwithstanding Section 6.1(a), in the event of an indemnification claim under the Acquisition Agreement in respect of which the Investor(s) are responsible for payment to the Corporation (such payment obligation a “Payment Amount”), and such payment is required to be made prior to the end of the applicable Restricted Period, the Investor(s) have the right to deliver a Request Notice in respect of a Demand Registration prior to the end of the applicable Restricted Period, in respect of a number of Common Shares having a value of not more than the such Investor’s Payment Amount after giving effect to applicable underwriter and market discounts.

(c)	The Corporation shall not be obliged to effect:

(i)	more than two (2) Demand Registrations from an Investor in any twelve (12) month period;

(ii)	more than one (1) Demand Registration from an Investor in any 180-day period;

(iii)	any Demand Registration where a Request Notice is given by any Investor less than 90 days following the completion of a Demand Registration; or

(iv)	a Demand Registration in the event the Board determines in good faith, that (A) either (1) the effect of the filing of a Prospectus could impede the ability of the Corporation to consummate a pending or proposed material transaction (including, without limitation, a financing, an acquisition, a restructuring or a merger) or proceed with or continue negotiations or discussions in relation thereto, (2) there exists, at the time, material non-public information relating to the Corporation the disclosure of which the Corporation believes would be adverse to the Corporation and the Corporation has a bona fide business reason for preserving such information as confidential, or (3) there has been a change in mineral resources, mineral reserves or the results of a preliminary economic assessment in respect of a project of the Corporation from the most recently filed technical report for such project that would require a new technical report to be filed pursuant to NI 43-101 and such new technical report could not be filed reasonably promptly enough to permit the Demand Registration to proceed (in the case of either (1), (2) or (3), a “Valid Business Reason”); and (B) it is, therefore, in the best interests of the Corporation to defer the filing of a Prospectus at such time; in which case the Corporation’s obligations under this Section 6.1 shall be deferred for a period of not more than ninety (90) days from the date of receipt of the Request Notice, or such longer period of time if the Corporation is prohibited from issuing securities under applicable Securities Laws (including a black-out period). The Corporation will give written notice of (i) the Board’s determination to postpone filing of the Prospectus and, subject to compliance by the Corporation with applicable Securities Laws, of the facts giving rise to the Valid Business Reason, and (ii) the time when the Valid Business Reason for such postponement or restriction under Securities Laws no longer exists, in each case, as soon as reasonably practicable after the occurrence thereof if such reason ceases to exist prior to the ninety (90) day period. The Corporation shall not qualify for public distribution any securities offered by the Corporation for its own account during the foregoing period of postponement or restriction.

(d)	Any Request Notice shall (i) specify the number of Registrable Securities which the Requesting Investor(s) intend to be offered and sold, (ii) the express intention of the Requesting Investor(s) to offer or cause the offering of such Registrable Securities, (iii) describe the nature or methods of the proposed Public Offering and the Jurisdictions in which such Public Offering shall be made (including whether such Public Offering shall be made by an Underwritten Offering), and (iv) contain an undertaking of the Requesting Investor(s) to provide all such information regarding its holdings and the proposed manner of distribution thereof as may be required in order to permit the Corporation to comply with all applicable Securities Laws.

(e)	In the case of an Underwritten Offering initiated pursuant to this Section 6.1, the Requesting Investor(s) shall, in consultation with the Corporation, have the right to select the managing underwriter(s) or managing agent(s), as applicable, in connection with the offering of such Registrable Securities, provided, however, that such selection shall also be satisfactory to the Corporation, acting reasonably.

(f)	The Corporation shall be entitled to retain counsel of its choice to assist it in fulfilling its obligations under this Section 6.1.

(g)	(A) The Corporation shall have the right to include for sale, in any Demand Registration, any Equity Securities to be issued from treasury, (B) the Investor(s) who are not Requesting Investor(s) shall have the right to include, in such Demand Registration, any Registrable Securities held by them and their affiliates pursuant to the exercise of their Piggy-Back Registration rights in accordance with Section 6.2, and (C) any other shareholders of the Corporation who have been granted piggy-back registration rights from the Corporation shall have the right to include in any Demand Registration any Equity Securities held by them, and the Requesting Investor(s) shall use (or shall cause its managing underwriter or underwriters to use) reasonable commercial efforts to cause such Equity Securities to be included in such Demand Registration except as and to the extent that, in the reasonable belief of the managing underwriter(s) or managing agent(s) (as applicable), such inclusion would jeopardize the successful marketing of the Registrable Securities to be sold within a price range reasonably acceptable to the Requesting Investor, in which case the Corporation will limit the inclusion of such additional Equity Securities as set out below. If a limitation on the number of Equity Securities to be included in any such Public Offering is required as set forth above, such Demand Registration shall be comprised of Equity Securities as determined according to the following priority:

(i)	first, amongst the Registrable Securities offered by the Requesting Investor(s) and, if applicable, the Piggy-Back Securities offered by the Piggy-Back Investor(s) pursuant to the exercise of such Piggy-Back Investor(s)’ Piggy-Back Registration rights in accordance with Section 6.2, reduced on a pro rata basis based on the total number of such Registrable Securities and Piggy-Back Securities;

(ii)	second, the Equity Securities that the Corporation wishes to issue from treasury; and

(iii)	third, if there are additional securities which may be sold within a reasonable price range after taking into account the inclusion of all the Equity Securities required under Sections 6.1(g)(i) and 6.1(g)(ii) above, the Equity Securities held by security holders of the Corporation who are not party to this Agreement and who have been granted piggy-back rights by the Corporation, reduced pro rata.

(h)	Except as provided in Section 6.1 (g), the Corporation shall not sell, offer to sell, announce any intention to sell, grant any option for the sale of any Common Shares or Convertible Securities other than (a) in connection with or pursuant to any merger, business combination, exchange offer, take-over bid, arrangement, asset purchase transaction or other acquisition of assets or shares of a Third Party, (b) pursuant to an equity compensation plan of the Corporation that is in place on the date hereof or is implemented after the date hereof in the ordinary course of business of the Corporation; (c) in connection with an acquisition of assets by the Corporation or one of its affiliates; (d) upon conversion, exchange or exercise of a Convertible Security issued and outstanding as of the date of this Agreement; or (e) issued in accordance with the Acquisition Agreement, from the date of a Request Notice until such date that is not later than thirty (30) days from the closing of the sale of the Common Shares in accordance with a Demand Registration (unless all of the Requesting Investors withdraw their request for qualification of their Common Shares pursuant to such Demand Registration in accordance with Section 6.4).

(i)	In the case of an Underwritten Offering initiated pursuant to this Section 6.1, the Investor(s) may participate in the negotiations of the terms of any underwriting agreement, agency agreement or similar agreement. The Investor(s)’ participation in, and the Corporation’s completion of, the Public Offering is conditional upon the Investor(s) and the Corporation agreeing that the terms of any underwriting agreement, agency agreement or similar agreement are satisfactory to them, acting reasonably.

(j)	At any time after eighteen (18) months from the date hereof, upon request by the Orion Group, as soon as practicable, and in any event within forty-five (45) days of such request, the Corporation shall prepare and file a preliminary short form base shelf prospectus with the applicable Canadian securities regulators (“Securities Regulators”) in the Jurisdictions qualifying the Common Shares of the Investors for distribution in all of the Jurisdictions and thereafter use its commercially reasonable efforts to receive a final receipt or equivalent document in respect of such prospectus as soon as practicable. The Corporation shall cause the base shelf prospectus to contain a plan of distribution consistent with the terms of this Agreement and approved in advance by the Investors, acting reasonably. The Corporation shall thereafter maintain an effective base shelf prospectus until the Investors are no longer entitled to registration rights under this Section 6.1.

(k)	If the Corporation otherwise opts to file a base shelf prospectus with the Securities Regulators at any time after the date hereof, such base shelf prospectus shall provide for secondary offerings of Common Shares of the Investors for distribution in the Jurisdictions.

6.2	Piggy-Back Registration Rights

(a)	If the Corporation is formally considering completing a Public Offering for its own account or if a security holder proposes to complete a Public Offering through a secondary offering by way of the exercise of registration rights granted to such shareholder by the Corporation (including with respect to the exercise of the Demand Registration rights by the Requesting Investor(s) pursuant to Section 6.1), the Corporation shall, at that time, promptly give the Investor(s) written notice of such proposed Public Offering (the “Piggy-Back Notice”), which notice shall include all material terms of the proposed distribution, including the proposed pricing, if available, and whether the distribution is to be effected as a “bought deal” (it being understood that the Corporation shall not be required to provide a Piggy-Back Notice to Investors who are Requesting Investor(s) with respect to such Public Offering). Upon the written request of the Investor(s) who are not Requesting Investors with respect to a Public Offering (each a “Piggy-Back Investor”) received by the Corporation within the five (5) Business Days following the delivery of the Piggy-Back Notice, and provided that at the time it receives the Piggy-Back Notice the Investor’s Percentage of such Piggy-Back Investor is not less than ten percent (10%), the Corporation and any Requesting Investor shall use reasonable commercial efforts to cause, in conjunction with the proposed Public Offering, to be included in such Public Offering such number of Equity Securities (the “Piggy-Back Securities”) that the Piggy-Back Investor(s) have requested to be included in such Public Offering pursuant to applicable Securities Laws, reduced, as required, in accordance with Sections 6.1(g) or 6.2(b) (as applicable) (the “Piggy-Back Registration”) and the procedures in Schedule A will apply. Notwithstanding any provision hereof to the contrary, if the Public Offering is carried out as a “bought deal”, or any other type of Public Offering which does not include a road show, and the Corporation has formally begun to consider a possible Public Offering fewer than five (5) Business Days before conducting such Public Offering, the five (5) Business Days period following receipt of the Piggy-Back Notice described in this Section 6.2(a) shall not apply and the Corporation shall give prospective Piggy-Back Investor(s) as much notice as possible under the circumstances, considering the promptness with which “bought deals” (or such other Public Offerings) are currently carried out according to Securities Laws and usual market practice, and the prospective Piggy-Back Investor(s) shall only have such amount of time (which, at a minimum, will be twenty-four (24) hours) to notify the Corporation whether or not it will participate in the “bought deal” or such other Public Offering, failing which the Corporation shall be free to conduct the “bought deal” or such other Public Offering without the prospective Piggy-Back Investor(s) participation.

(b)	Notwithstanding Section 6.2(a), if, in connection with a Piggy-Back Registration, it is the reasonable belief of the managing underwriter(s) or managing agent(s) (as applicable), that the inclusion of the Piggy-Back Securities would jeopardize the successful marketing of the Equity Securities to be sold in the Public Offering upon which the Piggy-Back Registration is being made, to be sold within a reasonable price range to the Corporation, the Corporation, the Requesting Investor(s) or the shareholder making the Public Offering upon which the Piggy-Back Registration is being made (as applicable) shall be required to include in such Public Offering the part of the Equity Securities, according to the following priority:

(i)	first, the Equity Securities being offered by the Corporation on its own account if the Corporation initiated the Public Offering;

(ii)	second, between the security holder(s) making the Public Offering upon which the Piggy-Back Registration is being made and any Piggy-Back Securities held by Piggy-Back Investors, reduced on a pro rata basis between such Equity Securities being offered by such security holder making the Public Offering and Piggy-Back Securities if Piggy-Back Securities are being offered; and

(iii)	third, pro rata amongst any other security holders who have been granted piggy-back rights by the Corporation.

6.3	Registration in the United States

If the Corporation proposes to file a registration statement for the distribution of Common Shares to the public in the United States (or otherwise proposes to cause the Common Shares to be listed on the New York Stock Exchange, the NYSE American or the National Association of Securities Dealers Automated Quotations (NASDAQ)), the parties shall, prior to such distribution taking place, supplement this Agreement so as to provide the Investors with registration rights enabling the distribution of Common Shares to the public in the United States that are substantially equivalent to the registration rights provided under this Agreement, including Demand Registration rights and Piggy-Back Registration rights upon terms and conditions substantially equivalent to the terms and conditions set forth in Sections 6.1 and 6.2 and pursuant to a re-sale shelf registration statement pursuant to Rule 415 under the U.S. Securities Act.

6.4	Withdrawal of Registrable Securities

Each Investor shall have the right to withdraw its request for inclusion of its Registrable Securities or Piggy-Back Securities, as applicable, in any Public Offering pursuant to Sections 6.1 and 6.2 by giving written notice to the Corporation of its request to withdraw; provided, however, that (a) such request must be made in writing prior to the execution of the binding “bought deal” letter, underwriting agreement or agency agreement with respect to such Public Offering, or with the consent of the underwriters or agents (as applicable) and without prejudice or losses suffered by the Corporation, and (b) such withdrawal shall be irrevocable and, after making such withdrawal, such Investor(s) shall no longer have any right to include its Registrable Securities or Piggy-Back Securities, as applicable, in the Public Offering pertaining to which such withdrawal was made. Provided that the Investor(s) withdraws all of its Registrable Securities from a Demand Registration or its Piggy-Back Securities from a Piggy-Back Registration in accordance with this Section 6.4 prior to the execution of a binding “bought deal” letter, underwriting agreement or agency agreement and prior to the filing of a preliminary Prospectus in connection therewith, such Investor(s) shall be deemed not to have initiated or participated in such Demand Registration or Piggy-Back Registration, as applicable, including, without limitation, for purposes of determining the number of Demand Registrations that the Corporation shall be obliged to effect pursuant to Section 6.1(c)(i). Notwithstanding the foregoing, if an Investor withdraws its request for inclusion of its Common Shares from a Demand Registration or Piggy-Back Registration, as applicable, at any time after having learned of a material adverse change in the condition, business or prospects of the Corporation, such Requesting Investor shall be deemed to not have participated in or requested such Demand Registration or Piggy-Back Registration, as applicable. Notwithstanding anything contained herein, if the Corporation defers the filing of a Prospectus pursuant to Section 6.1(c)(ii) and if an Investor, at any time prior to receiving written notice that the Valid Business Reason for such deferral no longer exists, advises the Corporation in writing that it has determined to withdraw its request for a Demand Registration, then such Demand Registration and the request therefor shall be deemed to be withdrawn and such request will be deemed not to have been made for purposes of determining whether the Investor exercised its right to a Demand Registration.

6.5	Expenses

(a)	Subject to Section 6.5(b), in the case of a Demand Registration under Section 6.1 and in connection with the filing of a base shelf prospectus under Section 6.1(j), all expenses incidental to the Corporation’s performance of or compliance with such Section 6.1, including (i) Securities Regulators and Exchange registration, listing and filing fees; (ii) printing, copying, messenger and delivery expenses; (iii) expenses incurred in connection with any road show and marketing activities; (iv) reasonable fees, expenses and disbursements of legal counsel to the Corporation in all relevant Jurisdictions; (v) reasonable fees, expenses and disbursements of the Corporation’s auditors, including the expenses of any special audits or comfort letters; (vi) translation expenses (if applicable); and (vii) any other reasonable fees or expenses payable to an underwriter or sellers of securities, other than Selling Expenses (the “Offering Expenses”) shall be borne by the Requesting Investor(s), unless the Corporation sells Equity Securities as part of the Demand Registration, in which case the Offering Expenses shall be borne by the Requesting Investor(s) and the Corporation pro rata in proportion to the gross proceeds received by each from the Public Offering. For greater certainty, in the event that a Demand Registration is not completed, the Requesting Investor(s) shall continue to be responsible for the applicable Offering Expenses. Notwithstanding the foregoing, if a Demand Registration is withdrawn by an Investor due to a material adverse change in the condition, business or prospects of the Corporation or if the Demand Registration is not completed primarily as a result of breach of this Agreement or a “bought deal” letter, underwriting agreement or agency agreement with respect to such Public Offering by the Corporation, all Offering Expenses in connection with such Demand Registration shall be borne by the Corporation.

(b)	In the case of a Piggy-Back Registration pursuant to Section 6.2 (including a Piggy-Back Registration exercised upon a Demand Registration under Section 6.1), the Offering Expenses shall be paid by the ultimate participants in such Public Offering in proportion to the gross proceeds received by each such person from the Public Offering, unless the ultimate participants agree otherwise. Notwithstanding the foregoing, the Corporation shall pay the Offering Expenses for a Piggy-Back Registration on a Public Offering pursuant to which any Equity Securities are sold for the Corporation’s own account.

(c)	The Investor(s) will pay all underwriting discounts and commissions and any transfer taxes (“Selling Expenses”) attributable to the Equity Securities to be sold by such Investor(s), in proportion to the gross proceeds they receive from any Demand Registration or Piggy-Back Registration, as the case may be. The Corporation will pay all Selling Expenses attributable to the Equity Securities to be sold by the Corporation, and the Corporation will cause any other shareholder exercising demand registration rights or piggy-back registration rights granted by the Corporation to such shareholder to pay all Selling Expenses attributable to the Equity Securities to be sold by such shareholders, if any, each in proportion to the gross proceeds received by such person from any Demand Registration or Piggy-Back Registration, as the case may be.

(d)	The Corporation and the Investors shall, in any event, pay their internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties).

6.6	Indemnification

i)	In connection with any Demand Registration and Piggy-Back Registration, the Corporation shall indemnify and hold harmless the Requesting Investor(s) and/or Piggy-Back Investor(s), as the case may be, their affiliates, and each of their respective directors, officers, employees, agents, advisors, and underwriters (in the case of a Demand Registration only) from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, litigation, proceeding or claim, joint or solidary, incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, or any amendment thereto, covering Registrable Securities and/or Piggy-Back Securities, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances under which they were made, provided that the Corporation shall not be liable under this Section 6.6(a) for any settlement of any action effected without its prior written consent, which consent shall not be unreasonably withheld or delayed, and provided further that the indemnity provided for in this Section 6.6(a) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon (a) any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information furnished in writing to the Corporation by such Investor(s) for use in the Prospectus; or (b) any failure to comply with applicable Securities Laws by such Investor or underwriter. Any amounts remitted by the Corporation to an Indemnified Party pursuant to this Section 6.6(a) as a result of such losses shall be returned to the Corporation if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Corporation.

(b)	In connection with any Demand Registration or Piggy-Back Registration, the Requesting Investor(s) and/or Piggy-Back Investor(s), as the case may be, on a several basis and with respect to itself only, shall indemnify and hold harmless the Corporation and each of the Corporation’s directors, officers, employees, agents, advisors, and underwriters (in the case of a Piggy-Back Registration) from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, litigation, proceeding or claim, joint or solidary, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment thereto) covering Registrable Securities and/or Piggy-Back Securities, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus (or any amendment thereto) included in reliance upon and in conformity with information in respect of the Requesting Investor and/or Piggy-Back Investor, respectively, and which is furnished in writing to the Corporation by the Requesting Investor(s) and/or Piggy-Back Investor(s), for use in the Prospectus (or any amendment thereto); provided that such Investor(s) shall not be liable under this Section 6.6(b) for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 6.6(b) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon an untrue statement or omission or alleged untrue statement or omission contained in any Prospectus if the Corporation failed to send or deliver a copy of the Prospectus to the person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such person in any case where such Prospectus (or any amendment or supplement thereto) corrected such untrue statement or omission. Any amounts remitted by the Requesting Investor(s) and/or Piggy-Back Investor(s) to an Indemnified Party pursuant to this Section 6.6(b) as a result of such losses shall be returned to such Investor(s), if it is finally determined by such a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by such Investor(s).

(c)	Each party entitled to indemnification under this Section 6.6 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of this Section 6.6 except to the extent of the actual damages caused or prejudice suffered by such delay in notification. At its own expense, the Indemnifying Party shall defend such action and retain counsel to be chosen by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. The Indemnified Party shall have the right to retain its own counsel in any such case, but the legal fees and expenses of such counsel shall be at the expense of the Indemnified Party, unless (i) the employment of such counsel has been authorized in writing by the Indemnifying Party in connection with the defence of such action, (ii) the Indemnifying Party shall not have employed counsel to take charge of the defence of such action within a reasonable period of time, or (iii) the Indemnified Party shall have reasonably concluded, based on the advice of outside legal counsel, that representation of the Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which cases the Indemnifying Party shall not have the right to direct the defence of such action on behalf of the Indemnified Party); provided that the Indemnifying Party shall under no circumstances be required to pay the legal fees and expenses of more than one law firm in any jurisdiction acting as legal counsel with respect to each Investor’s Indemnified Party group in accordance herewith. No Indemnifying Party, in the defence of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

(d)	If a party which would have been an Indemnified Party pursuant to this Section 6.6 cannot take advantage of the indemnification contemplated therein with respect to any loss, obligation, claim, damage and cost referred to herein, each party hereto which would have been an Indemnifying Party hereunder shall, rather than indemnifying such Indemnified Party, contribute to the sum paid or payable by the Indemnified Party as a result of such loss, obligation, claim, damage and cost in a proportion which reflects the relative fault of each of the Indemnifying Party and the Indemnified Party with respect to the statement or omission which caused such loss, obligation, claim, damage and cost, and according to other relevant fairness considerations. The relative fault is established in particular according to whether the real or alleged statement about a material fact or the real or alleged omission of a material fact relates to information given by the Indemnifying Party or the Indemnified Party as well as according to the relative intention of the parties and the extent to which they were aware of such information, had access to it and had the opportunity to correct or prevent the statement or omission; provided, however, that, in any such case, no person guilty of fraud, wilful misconduct or misrepresentation within the meaning of applicable Securities Laws will be entitled to contribution from any person who was not guilty of fraud, wilful misconduct or misrepresentation. The amount paid or payable by a party under this Section 6.6 as a result of the losses, liabilities, claims, damages and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Corporation and the Investors agree that it would not be fair if the contribution contemplated by this Section 6.6(d) were established by proportionate attribution or another means of attribution which does not take into account the fairness considerations referred to above in this Section 6.6(d).

(e)	Notwithstanding any provision of this Agreement or another agreement, the Investors shall in no event be liable for the indemnification contemplated herein for an amount greater than the net proceeds which each of them, as the case may be, receives in connection with a given Public Offering of Registrable Securities or Piggy-Back Securities, as applicable.

(f)	The Corporation hereby acknowledges and agrees that, with regard to this Section 6.6, each Investor is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Section 6.6. In this regard, each Investor will act as trustee for such Indemnified Parties of the covenants of the Corporation under this Section 6.6 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

(g)	Each Investor hereby acknowledges and agrees that, with regard to this Section 6.6, the Corporation is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Section 6.6. In this regard, the Corporation will act as trustee for such Indemnified Parties of the covenants of the Investors under this Section 6.6 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

6.7	Agreement Regarding Compliance with Securities Laws

(a)	If, in connection with a secondary offering as herein contemplated, in the reasonable opinion of counsel to the Corporation, it is necessary or appropriate in order to comply with any Securities Laws, the Corporation’s obligations under this Article 7 shall be conditional upon the Investors and any underwriter(s) or agent(s) participating in such public sale or distribution, executing and delivering to the Corporation an appropriate agreement, in a form reasonably satisfactory to counsel to the Corporation, that such person will comply with all prospectus delivery requirements of all applicable Securities Laws and with stabilization, anti-manipulation and similar provisions of the applicable Securities Laws and will furnish to the Corporation information about sales made in such public sale or distribution.

6.8	Granting of Demand Registration Rights and Piggy-Back Registration Rights to Third-Parties

In the event that a person, other than the Investors, also receives registration rights from the Corporation, the Corporation shall ensure that such registration rights permit the exercise of the Investors’ Demand and Piggy-Back Registration rights, as set forth herein.

Article 7

REPRESENTATIONS AND WARRANTIES

7.1	Representations and Warranties of M Grupo

M Grupo represents and warrants to the Corporation, as of the date hereof, as follows:

(a)	Organization, Authority and Qualification of M Grupo.

(i)	It is duly formed in accordance with the laws of its jurisdiction of formation, validly existing and in good standing under the laws of its jurisdiction of formation.

(ii)	It has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

(iii)	The acquisition of Common Shares, and the execution and delivery of this Agreement and the M Grupo JV Arrangement Termination Agreement by it, the performance of its obligations hereunder and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by all requisite action on the part of it and no other action by it is necessary to authorize the transactions contemplated hereby or thereby or to consummate such transactions.

(iv)	This Agreement and the M Grupo JV Arrangement Termination Agreement have been duly executed and delivered by it, and assuming due authorization, execution and delivery by the other parties thereto, this Agreement and the M Grupo JV Arrangement Termination Agreement constitute a legal, valid and binding obligations of it, enforceable against it in accordance with their respective terms except for bankruptcy and insolvency laws.

(b)	No Conflict. The acquisition of Common Shares, and the execution, delivery and performance of this Agreement and the M Grupo JV Arrangement Termination Agreement by it as contemplated hereby do not and will not:

(i)	violate, conflict with or result in the breach of the certificate of incorporation, bylaws or trust agreement (or similar organizational documents) of it;

(ii)	conflict with or violate, in any material respect, any law or governmental order applicable to it; or

(iii)	violate, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give rise to others any rights of or result in, termination, modification, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise, loss of benefit under or creation of any Encumbrance, or other instrument or arrangement to which it is a party, except to the extent such violations, failures to file, obtain or notify or breaches, conflicts, defaults, or liens which would not materially and adversely affect the ability of it to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(c)	Governmental Consents and Approvals. The execution, delivery and performance by it of this Agreement and the M Grupo JV Arrangement Termination Agreement do not and will not require any material consent, approval, authorization or other order of, action by, tiling with, or notification to, any Governmental Authority, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by it of the transactions contemplated by this Agreement and the M Grupo JV Arrangement Termination Agreement.

(d)	Improper Payments.

(i)	It and each of its affiliates has at all times during the past five years been and is in compliance with all applicable Anti-Corruption Laws, and applicable Sanctions and export controls.

(ii)	It and each of its affiliates has at all times during the past five years been and is in compliance with and has not been charged or otherwise subject to Proceedings under AML Legislation.

(iii)	It and each of its affiliates, their respective officers and directors and to the knowledge of M Grupo, their employees and agents have at all times in the past five years been and is in compliance with, and have not been charged under Anti-Corruption Laws and applicable Sanctions, and are not knowingly engaged in any activity that would reasonably be expected to result in the any of it or its affiliates being designated as a Sanctioned Person or Sanctioned Entity.

(e)	Compliance with Laws. It and each of its affiliates is, and at all times has in the past five years been, in compliance in all material respects with Applicable Laws. It and each of its affiliates (i) is not currently and has not been in the last five years charged is not under investigation, whether pending, threatened or otherwise, or subject to Proceedings with respect to a violation of any Applicable Laws, and (ii) is not a party to or bound by any order, judgment, decree, injunction, rule or award of any court, arbitration panel or other Governmental Authority.

(f)	Independent Investigation. It has conducted its own independent investigation, review and analysis of the Corporation’s business, operations, assets, liabilities, results of operations, financial condition and prospects of the business of the Corporation as it has deemed appropriate, which investigation, review and analysis was done by the Investor and its affiliates and representatives. In entering into this Agreement, it acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Corporation or its affiliates. It hereby further acknowledges that (a) none of the Corporation or any of its affiliates, or any of their respective officers, directors, employees, agents, representatives or equity owners, make or have made any representation or warranty, express or implied, at law or in equity, as to any matter whatsoever relating to the Common Shares, the Corporation or its business or any other matter relating to the transactions contemplated by this Agreement including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the business of the Corporation after the date hereof in any manner, or (iii) the probable success or profitability of the business of the Corporation after the date hereof, and (b) none of the Corporation, its affiliates or any of their respective officers, directors, employees, agents, representatives or equity owners will have or will be subject to any liability or indemnification obligation to it, its affiliates or their representatives deriving from its use of any information relating to the Common Shares, the Corporation or any other matter relating to the transactions contemplated by this Agreement, including any descriptive memoranda, summary business descriptions or any information, documents or material made available to it or its affiliates or representatives, whether orally or in writing, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of it or in any other form in expectation of the transactions contemplated by this Agreement; provided that nothing contained herein will restrict the right of any Party to seek specific performance or other equitable remedies in connection with any breach of any of the covenants contained in this Agreement. Neither it nor any of its affiliates has received a prospectus or offering memorandum regarding the Corporation (and will not have statutory remedies in respect of any such disclosure documents).

Article 8
MISCELLANEOUS

8.1	Termination

This Agreement shall terminate and all rights and obligations hereunder shall cease immediately with respect to an Investor at such time as such Investor’s Percentage is less than ten percent (10%). Upon termination of this Agreement with respect to an Investor, such Investor shall cease to have any further obligations or liabilities hereunder; provided, that such termination shall not (a) relieve any party from liability for any breach of this Agreement prior to such termination, (b) diminish, terminate, derogate or impair any rights of an Investor Nominee or the obligations of the Corporation in respect of such Investor Nominee described in Sections 2.2(f), 2.2(g) and 2.2(h), or (c) diminish, terminate, derogate or impair any rights of the Corporation or the obligations of each Investor described in Sections 5.4, 6.5 or 6.6.

8.2	Notices

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally or by pre-paid courier, upon receipt of a transmission confirmation if sent by email or other like electronic transmission (with confirmation) and on the next Business Day when sent by overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	To the Orion Group:

Orion Resource Partners (USA) LP
7 Bryant Park
1045 Avenue of the Americas, Floor 25
New York, NY 10018

Attention:	General Counsel
Email:	[Redacted – Personal Information]

With a copy (which shall not constitute notice) to:

Dalu S.à r.l.
[Redacted – Personal Information]

Attention:	Board of Directors
Email:	[Redacted – Personal Information]

And to:

Torys LLP
79 Wellington Street West, Suite 3000
Toronto, Ontario
M5K 1N2

Attention:	Michael Pickersgill
Email:	[Redacted – Personal Information]

(b)	To the M Grupo Group:

Grupo Desarrollador Migo SAPI de CV

[Redacted – Personal Information]

Attention:	Luis Mier
Email:	[Redacted – Personal Information]

With a copy (which shall not constitute notice) to:

Grupo Desarrollador Migo SAPI de CV
[Redacted – Personal Information]

Attention:	Pablo Reynoso
Email:	[Redacted – Personal Information]

(c)	To the Corporation:

Excellon Resources Inc.
10 King Street E., Suite 200
Toronto, Ontario
M5C 1C3

Attention:	Chief Legal Officer
Email:	[Redacted – Personal Information]

With a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
1 First Canadian Place, Suite 6200
Toronto, Ontario
M5X 1B8

Attention:	James R. Brown
Email:	[Redacted – Personal Information]

8.3	Consent to Public Disclosure

The Investors hereby acknowledge that the Corporation will file a copy of this Agreement on SEDAR. The Corporation shall not file a copy of this Agreement on SEDAR without reasonable prior consultation with the Orion Group and the Corporation and the Orion Group shall consult with each other with respect to any proposed redactions to this Agreement in compliance with Securities Laws before it is filed on SEDAR.

8.4	Execution in Counterpart

This Agreement may be executed in one or more counterparts (by manual or electronic signature), each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument and receipt of an electronic version or PDF version of an executed signature page by a party shall constitute satisfactory evidence of execution of this Agreement by such party.

8.5	Amendment and Waiver

This Agreement or any provision hereof may not be amended except in writing signed by each of the parties hereto expressly so modifying such agreement or provision. The agreements set forth in this Agreement may be modified or waived only in writing by the party to whom such compliance is owed. It is further understood and agreed that no failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

8.6	Assignment

(a)	Subject to Section 8.6(b), no party may assign this Agreement or any interests, rights or benefits therein or thereunder without the prior written consent of the other parties.

(b)	In connection with an assignment of Common Shares by Orion to another member of the Orion Group or by M Grupo to another member of the M Grupo Group, Orion or M Grupo, as applicable, may assign this Agreement and the rights, privileges and obligations hereunder, in whole or in part, without the prior written consent of the other parties to another member of the Orion Group or another member of the M Grupo Group, as applicable, provided that such other member first agrees in writing to be bound by such Investor’s applicable obligations under this Agreement (in which case the other member will also be entitled to such Investor’s applicable rights under this Agreement, subject to below).

(c)	Notwithstanding the foregoing, in the case of a transfer of less than all of the Common Shares held by Orion or M Grupo to another member of the Orion Group or another member of the M Grupo Group, as applicable, and an assignment of rights of Orion or M Grupo to another member of the Orion Group or another member of the M Grupo Group, as applicable, under this Agreement, only one member of the Orion Group or the M Grupo Group, as applicable (the “Designated Party”) shall be entitled to exercise the rights set out in Article 2 and Article 4) and references to the “Investor” in respect of Orion or M Grupo and the other member of the Orion Group or the other member of the M Grupo Group, as applicable, shall be read to refer to the applicable Orion Group or M Grupo Group parties, as applicable, acting jointly with the members of the respective group, with all of the limitations under this Agreement applying to such members of the Orion Group on the one hand, and members of the M Grupo Group on the other hand, acting together. In connection with an assignment of any rights under this Agreement, the applicable Investor shall confirm in writing to the Corporation which member(s) of the Orion Group or the M Grupo Group, as applicable, will be a Designated Party.

8.7	Successors and Substitute Securities

(a)	In the event that any party proposes to enter into any acquisition, amalgamation, arrangement, merger or combination or any transaction pursuant to which another person or a successor to such party becomes bound by the provisions of this Agreement by agreement or by operation of law, the person resulting from such acquisition, amalgamation, arrangement, merger, combination or transaction shall enter into an agreement in form and substance satisfactory to the other party pursuant to which such person agrees to be bound by this Agreement as though it were a party hereto in the place of the party entering into the acquisition, amalgamation, arrangement, merger, combination or transaction.

(b)	The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Equity Securities held by the Investors, to any and all equity securities of any successor or assign of the Corporation (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution of the Equity Securities held by the Investors, in each case as the amounts of such securities outstanding are appropriately adjusted for any equity dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

DALU S.À R.L.

By:
Name:
Title:

[M GRUPO SUBSIDIARY]

By:
Name:
Title:

EXCELLON RESOURCES INC.

By:
Name:
Title:

Schedule A
REGISTRATION PROCEDURES

1.	Obligations of the Corporation

In connection with the Corporation’s registration obligations with respect to any Demand Registration and Piggy-Back Registration pursuant to this Agreement, the Corporation shall use its commercially reasonable efforts to effect the qualification of the distribution of Registrable Securities or Piggy-Back Securities, as applicable, of the Investor(s) participating in such Demand Registration or Piggy-Back Registration and, for such purpose, the Corporation shall as expeditiously as reasonably practicable:

(a)	but, subject to Section 7.1(c), in any event within forty-five (45) days after the Corporation’s receipt of the Request Notice, prepare and file with the applicable Securities Regulators in the Jurisdictions a preliminary Prospectus and Prospectus relating to the applicable Demand Registration or Piggy-Back Registration including all exhibits and financial statements required by the Securities Regulators to be filed therewith, and use its commercially reasonable efforts to cause such preliminary Prospectus and Prospectus to be receipted; the Corporation shall furnish to each of the participating Investor(s) and the agents or underwriters, if any, and their respective counsel copies of such preliminary Prospectus and Prospectus and any amendments or supplements in the form filed with the Securities Regulators, simultaneously with the filing of such preliminary Prospectus and Prospectus, and any amendments or supplements thereto; the Corporation shall provide each of the participating Investor(s) and the agents or underwriters, if any, and their respective counsel with a reasonable opportunity to review and provide comments to the Corporation on the preliminary Prospectus and Prospectus and any amendments or supplements thereto and give reasonable consideration to such comments;

(b)	prepare and file with the Securities Regulators such amendments to the preliminary Prospectus and Prospectus as may be necessary to complete the distribution of all such Registrable Securities or Piggy-Back Securities, as applicable, and as required under the Securities Act or under any applicable provisions of applicable Securities Laws;

(c)	allow each of the participating Investor(s) and the agents or underwriters, if any, and their respective counsel and other representatives to (i) participate in the preparation of the preliminary Prospectus and Prospectus and any amendments or supplements thereto and give reasonable consideration to any comments provided thereon, and (ii) conduct reasonable due diligence on the Corporation in order to enable such persons to execute any certificate required to be executed by them under applicable Securities Laws, including providing a customary opportunity for Investors to discuss the business of the Corporation with its senior management and auditors, and, without limiting the generality of the foregoing, make available its senior management, and use its commercially reasonable efforts to make available its auditors and its legal counsel to answer any questions in one or more due diligence sessions;

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(d)	notify each of the participating Investor(s) and the agents or underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (i) when the preliminary Prospectus and Prospectus or any amendment thereto has been filed or been receipted, and to furnish each of the participating Investor(s) and the lead underwriters or agents (if any) with copies thereof; (ii) of any request by the Securities Regulators for amendments to the preliminary Prospectus, the Prospectus or for additional information, (iii) of the issuance by the Securities Regulators of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any preliminary Prospectus or Prospectus or the initiation or threatening of any proceedings for such purposes; or (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Equity Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(e)	promptly notify each of the participating Investor(s) and the agents or underwriters, if any, at any time during the distribution period in respect of the Public Offering, if the Corporation becomes aware of the happening of any event as a result of which the preliminary Prospectus or the Prospectus (as then in effect) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of the preliminary Prospectus or Prospectus in light of the circumstances under which they were made) when such preliminary Prospectus or the Prospectus was delivered not misleading, fails to constitute full, true and plain disclosure of all material facts when such Prospectus was delivered or if for any other reason it shall be necessary during such time period to amend or supplement the preliminary Prospectus or the Prospectus in order to comply with applicable Securities Laws and, in either case as promptly as practicable thereafter, prepare and file with the Securities Regulators, and furnish without charge to each of the participating Investor(s) and the agents or underwriters, a supplement or amendment to such preliminary Prospectus or Prospectus which shall correct such statement or omission or effect such compliance;

(f)	use commercially reasonable efforts to obtain the withdrawal of any stop order, cease trade order or other order against the Corporation or suspending the use of any preliminary Prospectus or Prospectus or suspending any qualification of the Equity Securities covered by the Prospectus, or the initiation or the threatening of any proceedings for such purposes;

(g)	furnish to each of the participating Investor(s) and the agents or underwriters, if any, and their respective counsel, and, subject to Section 6.5, without charge, one executed copy and as many conformed copies as they may reasonably request, of the Prospectus and any amendment thereto, including financial statements and schedules, all documents incorporated therein by reference;

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(h)	deliver to each of the participating Investor(s) and the agents or underwriters, if any, subject to Section 6.5, without charge, as many copies of the preliminary Prospectus and the Prospectus and any amendment or supplement thereto as such persons may reasonably request (it being understood that the Corporation consents to the use of the preliminary Prospectus and the Prospectus or any amendment thereto by each of the participating Investor(s) and the agents or underwriters, if any, in connection with the Public Offering and sale of the Registrable Securities or Piggy-Back Securities, as applicable, covered by the preliminary Prospectus and the Prospectus or any amendment or supplement thereto) and such other documents as each such participating Investor(s) may reasonably request in order to facilitate the offering of the Registrable Securities or Piggy-Back Securities, as applicable, by such person;

(i)	on or prior to the date on which a receipt is issued for the Prospectus by the applicable Securities Regulators, use its commercially reasonable efforts to qualify the Registrable Securities or Piggy-Back Securities, as applicable, for offer and sale under the applicable Securities Laws of the Jurisdictions and cooperate with each of the participating Investor(s) and the agents or underwriters, if any, and their respective counsel in connection therewith, as any such person, underwriter or agent reasonably requests in writing provided that the Corporation shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(j)	in connection with any Underwritten Offering, enter into customary agreements, including an underwriting agreement or agency agreement on standard market terms and take all such other actions as the underwriters or agents reasonably request in order to expedite or facilitate the distribution of the Registrable Securities or Piggy-Back Securities, as applicable;

(k)	use its commercially reasonable efforts to obtain a customary legal opinion addressed to each of the participating Investor(s) and the underwriters or agents, if any, as well as a customary long form comfort letter from the auditor or auditors of the Corporation for the financial statements included or incorporated by reference in a Prospectus;

(l)	furnish to the participating Investor(s) and the underwriters or agents, if any, such corporate certificates as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the applicable Jurisdictions and such other matters as the participating Investor(s) may reasonably request;

(m)	participate in the marketing efforts which each of the participating Investor(s) or the underwriters or agent, if any, consider reasonably necessary, such as a road show, meetings with institutional investors and other similar events; and

(n)	take any other steps and sign and deliver any other documents which may be reasonably necessary to give full effect to the rights of each of the participating Investors pursuant to this Agreement.

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2.	Investors’ Obligations

In connection with any Demand Registration or Piggy-Back Registration pursuant to this Agreement, each of the participating Investor(s) shall:

(a)	furnish to the Corporation such information regarding the Registrable Securities or Piggy-Back Securities, as applicable, and such other information relating to each such participating Investor(s) and its ownership of Equity Securities as the Corporation may reasonably request in writing in order to comply with applicable Securities Laws in the Jurisdictions;

(b)	promptly review and comment on any draft documents provided to the participating Investor(s) under Section 1 above;

(c)	notify the Corporation promptly upon the occurrence of any event as a result of which any of the aforesaid Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made; and

(d)	if Securities Laws so require, sign any certificate forming part of a preliminary Prospectus or Prospectus to be filed with the relevant Securities Regulators.

For certainty, unless required under Securities Laws, a Prospectus shall not contain any covenant, representation or warranty of or from the participating Investor(s).

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Schedule B
DISPUTE RESOLUTION

a)	Any Dispute not resolved pursuant to Section 1.3(b) shall be referred to the chief executive officer, general counsel or other individual of similar seniority and authority of each of the applicable parties for prompt resolution.

b)	Any Dispute, controversy or claim which cannot be resolved by such individuals within fifteen (15) days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by binding arbitration by a three member arbitral tribunal seated in Toronto, Ontario and administered by the ICDR in accordance with the Arbitration Rules, except as otherwise amended by this Agreement.

c)	Any party may refer a Dispute, controversy or claim to arbitration following the expiry of the period set out above. The party referring the matter to arbitration shall propose the name of the individual it wishes to appoint as one of the three arbitrators. Within twenty (20) days after receipt of such notice, the responding party shall give notice to the referring party advising of the individual it wishes to appoint as the second of the three arbitrators. The party-nominated arbitrators shall, within twenty (20) days of receipt of the responding party’s notice, appoint a third arbitrator. If such two party-nominated arbitrators are unable to agree upon a third arbitrator within such 20-day period or the responding party fails to notify the referring party of the individual it wishes to appoint as the second arbitrator within the applicable 20-day period, then in either case such arbitrator or arbitrators shall be chosen the ICDR in accordance with the Arbitration Rules.

d)	The place of arbitration shall be in Toronto, Ontario, and the language of arbitration shall be English.

e)	The determination of such arbitrators shall be final and binding upon the parties and the costs of such arbitration shall be as determined by the arbitrators. Judgment on the award may be entered in any court having jurisdiction. This Schedule C shall not preclude the parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

f)	The arbitration, including any settlement discussions between the parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration and any appeal therefrom. No party shall communicate any information obtained or disclosed during the course of the arbitration to any Third Party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with applicable law or court order, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

g)	The award of the arbitrators and any reasons for the decision of the arbitrators shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for any party to comply with its disclosure obligations under applicable law; (iii) to permit the parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the parties to consult with their professional advisors.

Schedule B
Intentionally Deleted

Schedule C
Form of Title Opinion

[Redacted – Commercially Sensitive Information]

Schedule D
Company Material Property

[Redacted – Commercially Sensitive Information]

Schedule E

Company Payables Framework

Estimated Company Payables and Prepayments

Not more than seven and no fewer than five Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Buyer a summary of (i) the Company Payables anticipated to be outstanding as at the Closing Date, prepared in accordance with IFRS on a basis consistent with the Company Financial Statements and specifying, the anticipated Company Closing Payables, anticipated Company Settlement Payables and anticipated Company Residual Payables (in each case, by payee, including amounts anticipated to be outstanding and aging of payables); (ii) the receivables anticipated to be owing to the Company as at the Closing Date, prepared in accordance with IFRS on a basis consistent with the Company Financial Statements; and (iii) any payments made by the Company either prior to or after the date of this Agreement in respect of the Company Material Mining Rights or Company Existing Insurance Policies that relate to periods after the Closing Date (“Company Prepayments”).

Final Company Payables and Prepayments

(a)	As soon as reasonably practicable after, and in no event later than 10 Business Days after, the Closing Date, the Buyer shall prepare and deliver to the Seller a consolidated summary of (i) the Company Payables outstanding as at the Closing Date (the “Closing Date Company Payables”), prepared in accordance with IFRS on a basis consistent with the Company Financial Statements and specifying, the Company Closing Payables, Company Settlement Payables and Company Residual Payables outstanding as of the Closing Date (in each case, by payee, including amounts anticipated to be outstanding and aging of payables), (ii) the receivables owing to the Company as at the Closing Date (the “Closing Date Company Receivables”) and (iii) the Company Prepayments applicable to periods following the Closing Date (the “Closing Date Company Prepayments” and together with the Closing Date Company Payables and the Closing Date Company Receivables, the “Closing Date Company Payables, Receivables and Prepayments”). The Parties shall cooperate fully in the preparation of the Closing Date Company Payables, Receivables and Prepayments.

(b)	If the Buyer fails to timely deliver the Closing Date Company Payables, Receivables and Prepayments in accordance with the foregoing, the Seller shall be entitled to retain, at the expense of the Buyer, a nationally-recognized, independent firm of chartered accountants to provide an audit of the books and records of the Company (which books and records will be made available by the Buyer for such purpose), review the calculation of the Closing Date Company Payables, Receivables and Prepayments and make any necessary adjustments, consistent with the provisions of this Schedule E, to determine the Closing Date Company Payables, Receivables and Prepayments, and the determination of such items by such firm of chartered accountants shall be final, conclusive and binding on the Parties.

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(c)	If the Seller objects in good faith to any aspect of the Closing Date Company Payables, Receivables and Prepayments, the Seller shall give written notice of such objection to the Buyer (the “Objection Notice”) within five Business Days after the delivery to the Seller of the Closing Date Company Payables, Receivables and Prepayments. The Objection Notice shall, for each such objection, set out the reasons for the Seller’s objection as well as the amount in dispute and reasonable details of the calculation of such amount. If the Seller does not so notify the Buyer within such five Business Day period, the Seller will be deemed to have accepted and approved the Closing Date Company Payables, Receivables and Prepayments, which will be deemed final, conclusive and binding upon the Parties.

(d)	The Buyer shall give the Seller and its representatives reasonable access to the books and records used in the preparation of the Closing Date Company Payables, Receivables and Prepayments to enable the Seller to exercise its rights under this Schedule E. The Seller and the Buyer shall attempt to resolve all matters in dispute set out in the Objection Notice within 10 days of receipt of the Objection Notice by the Buyer. Any items in dispute not resolved within such 10 day period shall be referred as soon as possible after the end of such period by the Seller and the Buyer to an independent auditing firm appointed by the Parties (the “Independent Auditor”). The Independent Auditor shall act as expert and not as arbitrator and shall be required to determine the items in dispute that have been referred to it as soon as reasonably practicable but in any event not later than 30 days after the date of referral of the dispute to it. In making its determination, the Independent Auditor will only consider the issues in dispute placed before it. The Seller and the Buyer shall provide or make available all documents and information as are reasonably required by the Independent Auditor to make its determination. The determination of the Independent Auditor shall be final and binding on the Parties and the Closing Date Company Payables, Receivables and Prepayments shall be (or not be) adjusted in accordance with such determination. The fees and expenses of the Independent Auditor in acting in accordance with this Schedule E shall be shared equally by the Buyer and the Seller, unless the Independent Auditor determines otherwise.

(e)	Within three Business Days after resolution, by agreement of the Parties, of the dispute that was the subject of the Objection Notice or, failing such resolution, within five days after the final determination of the Independent Auditor, the Seller shall take such actions as are necessary to cause any outstanding Company Closing Payables to be paid in full in accordance with Section 1 of this Schedule E and to pay in full, settle or otherwise fully and finally address any Company Settlement Payables as required in accordance with Section 2 of this Schedule E.

Section 1 – Company Closing Payables

[Redacted – Commercially Sensitive Information]

Section 2 – Company Settlement Payables

[Redacted – Commercially Sensitive Information]

Section 3 – Company Residual Payables

[Redacted – Commercially Sensitive Information]

Company Receivables

[Redacted – Commercially Sensitive Information]

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Schedule F

Guarantee

[Redacted – Commercially Sensitive Information]

Schedule 3.1
Seller’s Representations and Warranties

Schedule 3.2

Buyer’s Representations and Warranties